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                                                                  EXHIBIT 99.1


(GRAPHIC)


14TH ANNUAL GENERAL MEETING OF SHAREHOLDERS
AND SPECIAL MEETING OF PREFERENCE SHAREHOLDERS
ROSENGARTEN, MANNHEIM, MAY 3, 2001



SOLUTIONS FOR THE NEW NEW ECONOMY




(LOGO) SAP(TM)



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SAP(R)


AKTIENGESELLSCHAFT

SYSTEME, ANWENDUNGEN, PRODUKTE
IN DER DATENVERARBEITUNG
OF WALLDORF, GERMANY

Security Identification Numbers (Wertpapier-Kenn-Nr.):
Ordinary shares: 716 460
Preference shares: 716 463




The shareholders in our Company are hereby invited to attend the fourteenth annual general meeting of shareholders at


ROSENGARTEN CONGRESS CENTER,
ROSENGARTENPLATZ 2,
68161 MANNHEIM, GERMANY,
ON THURSDAY, MAY 3, 2001 AT 10:00 A.M.






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AGENDA

1. PRESENTATION OF THE AUDITED ANNUAL FINANCIAL STATEMENTS AND ANNUAL CONSOLIDATED FINANCIAL STATEMENTS, THE SUMMARY ANNUAL REPORT AND CONSOLIDATED ANNUAL REPORT AND THE SUPERVISORY BOARD'S REPORT FOR THE FISCAL YEAR 2000

2.   RESOLUTION ON THE APPROPRIATION OF RETAINED EARNINGS FOR THE FISCAL YEAR
     2000

     The Executive Board and the Supervisory Board propose that the reported retained earnings amounting to euro 181,377,853.94 be distributed as follows:

     EURO 0,57 as dividend per ordinary share carrying dividend rights; and

     EURO 0,58 as dividend per preference share carrying dividend rights and to carry forward the remainder to new account. Upon the adoption of this dividend proposal, a dividend amount of euro 104,310,000.00 will be attributable to the ordinary share capital carrying dividend rights as at the date of the annual financial statements (February 22, 2001) in the amount of euro 183,000,000.00, a dividend amount of euro 76,104,499.90 will be attributable to the preference share capital carrying dividend rights in the amount of euro 131,214,655.00 and a dividend amount of euro 963,354.04 will be attributable to the profit carried forward.

     The dividend will be distributed on or after May 4, 2001.

3. RESOLUTION ON THE FORMAL APPROVAL OF THE ACTS OF THE EXECUTIVE BOARD IN THE FISCAL YEAR 2000

     The Supervisory Board and the Executive Board propose that the acts of the Executive Board be formally approved.

4. RESOLUTION ON THE FORMAL APPROVAL OF THE ACTS OF THE SUPERVISORY BOARD IN THE FISCAL YEAR 2000

     The Executive Board and the Supervisory Board propose that the acts of the Supervisory Board be formally approved.

5.   APPOINTMENT OF AN AUDITOR FOR THE FISCAL YEAR 2001

     The Supervisory Board proposes that ARTHUR ANDERSEN Wirtschaftsprufungs-




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     gesellschaft Steuerberatungsgesellschaft mbH, of Eschborn/Frankfurt, be
     appointed auditor of the financial statements and consolidated financial statements for the fiscal year 2001.

6. RESOLUTION ON THE ADAPTATION OF SAP AG'S ARTICLES OF ASSOCIATION TO REFLECT THE NASTRAG AND ADDITIONAL AMENDMENTS

     a) It is proposed that the Articles of Association be adapted so as to reflect the amendments to the German Stock Corporation Act (Aktiengesetz; "AKTG"), having come into effect by virtue of the German Act on Registered Shares and the Easing of the Exercise of Voting Rights (Namensaktiengesetz; "NASTRAG"), which came into operation on January 25, 2001.

          Accordingly, the Executive Board and the Supervisory Board propose that the following resolution be adopted:

          aa) Section 14 (3) of the Articles of Association is amended to read as follows:

                    "The Supervisory Board may provide in its rules of procedure for the permissibility of the adoption of resolutions of the Supervisory Board and its committees in writing, by telegraph, telephone, facsimile, telex or similar forms, in particular by means of video conferences. Any resolutions adopted by telephone or by means of any other non-written transmission procedures shall be subsequently confirmed in writing."

          bb) Section 18 (2) of the Articles of Association is amended to read as follows:

                    "The deposit shall be effected no later than seven days before the annual general meeting of shareholders. Should this day fall on a Sunday, a public holiday at the place of deposit, or a Saturday, the notice of deposit may be submitted on the immediately following business day, whereby Saturdays shall not be deemed business days."

               Section 18 (4) of the Articles of Association is amended by including a sentence 2 to read as follows:

                    "Should this day fall on a Sunday, a public holiday at the Company's registered office, or a Saturday, the notice of deposit may be submitted on the immediately following business day, whereby Saturdays shall not be deemed business days."

               Section 18 (6) of the Articles of Association is deleted without substitution.

          cc) Section 19 (2) of the Articles of Association is amended to read as follows:

                    "Voting rights may be exercised by proxy. A written statement shall be sufficient for the appointment of a proxy. If so provided in the invitation to the annual general meeting of shareholders, such statement may also be transmitted to the Company via facsimile or electronically."




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     b)   The Executive Board and the Supervisory Board further propose that the provision in Section 4 (2) (third sentence) of the Articles of Association be deleted, having become redundant in light of the invalidation of the share certificates issued for par value shares, which has entered into effect.

          Accordingly, the Executive Board and the Supervisory Board propose that the following resolution be adopted:

          Section 4 (2) (third sentence) of the Articles of Association is deleted without substitution.


7. RESOLUTION ON THE CONVERSION OF THE PREFERENCE SHARES INTO ORDINARY SHARES AND CORRESPONDING AMENDMENTS TO THE ARTICLES OF ASSOCIATION

     a) The Executive Board and the Supervisory Board propose that the Company's non-voting preference shares be converted into ordinary voting shares by canceling the preferential rights to profits attaching thereto. The relevant resolution is subject to an approving special resolution of the preference shareholders to be adopted in a special meeting. In addition, it is proposed, as a precautionary measure, to request the ordinary shareholders to approve the resolution by adopting a special resolution. Section 4 (1), Section 19
          (1) and Section 23 (6) of the Articles of Association are to be amended accordingly. In light of the fact that preference shares may originate in the future from the exercise of any subscription rights in respect of preference shares in the Company attaching to convertible bonds and stock options already issued, relevant provisions are to be included in Section 19 (1) and Section 23 (6) of the Articles of Association with a view to taking into account this fact.

    Accordingly, the Executive Board and the Supervisory Board propose that the following resolution be adopted:

          aa) The no-par non-voting preference shares are converted into no-par ordinary voting shares by canceling the preferential rights to profits attaching thereto pursuant to Section 23 (6) of the Articles of Association.


          bb) Taking into account the use of Contingent Capital II effected on or before December 31, 2000, Section 4 (1) of the Articles of Association is amended to read as follows:

                    "The Company's capital stock amounts to euro 314,714,655.00 and is divided into 314,714,655 no-par ordinary shares."

          cc) Section 19 (1) (second and third sentences) of the Articles of Association is amended to read as follows:

                    "In the event that any preference shares in the Company are issued,



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                    such preference shares shall not carry any voting rights,
                    unless otherwise provided by law. To the extent that such preference shares carry voting rights in accordance with applicable law, each preference share shall entitle to one vote."

          dd) Section 23 (6) (first sentence) of the Articles of Association is amended to read as follows:

                    "In the event that any non-voting preference shares in the Company are issued, the holders of such preference shares shall receive a share of the retained earnings to be distributed that exceeds the dividend paid on ordinary shares by at least 1 euro cent and is equal to no less than 1 euro cent per preference share."

     b) The Executive Board and the Supervisory Board further propose that the provision on the majorities required for the adoption of resolutions by the annual general meeting of shareholders as set forth in Section 21 (1) (first and second sentences) of the Articles of Association be amended to the effect that the statutory regular majorities will apply.

          Accordingly, the Executive Board and the Supervisory Board propose that the following resolution be adopted:

          Section 21 (1) of the Articles of Association is amended to read as follows:

                    "The resolutions of the annual general meeting of shareholders shall be adopted with the majorities provided by law."

          The Executive Board is directed (i) to apply for entry of the resolution adopted with regard to Agenda Item 7 b) concerning the revised wording of Section 21 (1) of the Articles of Association in the commercial register only if the annual general meeting of shareholders has adopted a relevant resolution with regard to Agenda
          Item 7 a) and the ordinary shareholders have adopted a relevant resolution with regard to Agenda Item 8 and the special meeting of the preference shareholders has adopted a relevant resolution with regard to Agenda Item 1 of the special meeting of the preference shareholders, in each case with the required majority, in accordance with the resolution proposal of the Executive Board and the Supervisory Board and (ii) to apply for such entry so that the resolution on Agenda Item 7 a) concerning the conversion of the preference shares into ordinary shares as well as the corresponding amendments to the Articles of Association are entered in the commercial register prior to the entry of the resolution on Agenda
          Item 7 b).



                                      ***



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REPORT OF THE EXECUTIVE BOARD CONCERNING AGENDA ITEM 7 AND AGENDA ITEM 8 AND
REPORT OF THE EXECUTIVE BOARD TO THE SPECIAL MEETING OF THE PREFERENCE SHAREHOLDERS OF SAP AG TAKING PLACE ON MAY 3, 2001

Under Agenda Item 7 a) and Agenda Item 8 of the annual general meeting of shareholders of May 3, 2001, the Executive Board and the Supervisory Board propose that the preferential rights to profits attaching to the preference shares be cancelled and the Company's non-voting preference shares be converted into ordinary voting shares. The Executive Board and the Supervisory Board propose that the special meeting of the preference shareholders of May 3, 2001 approve the resolution adopted by the annual general meeting of shareholders in respect of Agenda Item 7 a) by adopting a special resolution. The Executive Board submits the following report for the purpose of substantiating and providing details in respect of the aforementioned resolution proposal, which report, constituting an integral part of the present invitation, will also be available to the shareholders for inspection at the annual general meeting of shareholders and, as of the day of the convocation of the annual general meeting of shareholders, at the offices of the Company and will be sent to any shareholder upon request:

     1. BASIS OF THE RESOLUTION PROPOSAL CONCERNING THE CONVERSION OF THE PREFERENCE SHARES INTO ORDINARY SHARES

     The non-voting preference share increasingly becomes an anachronistic instrument in Germany. Abroad, this type of share is widely unknown and its acceptance on the international capital markets is limited. In Germany, the preference share experiences a downward tendency as well. From a total of more than 400 new issues having taken place in the last five years, only two, according to the information available to the Company, were related to preference shares. On the Neuer Markt segment of the Frankfurt Stock Exchange, preference shares are no longer admitted to trading. In light of the ongoing harmonization of corporate law provisions within the EU, it can be expected that the permissibility of non-voting preference shares will be questioned as well.

     In light of the above, it appears reasonable to standardize the rights attaching to the SAP AG shares and to implement the "one share -- one vote" structural principle dominating on the international capital markets. This will also correspond to the requests repeatedly expressed by the preference shareholders, in particular by shareholders' associations, in the past few years. Both the Company and its shareholders will derive a range of benefits from the conversion of the preference shares into ordinary shares without suffering any material prejudice (see subsection 9. below).

     2.   CURRENT CAPITAL STRUCTURE OF THE COMPANY

     Taking into account the conversion rights under the convertible bonds due 1994/2004 in respect of preference shares in the Company exercised on or before December 31, 2000, the Company's capital stock currently amounts to euro 314,714,655.00. It is divided into 183,000,000 no-par ordinary voting shares and



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     131,714,655 no-par non-voting preference shares. Each individual ordinary share and each individual preference share represents euro 1.00 as a calculated proportion of the capital stock. Accordingly, the ordinary shares represent a calculated proportion of the capital stock in an aggregate amount of euro 183,000,000.00 and the preference shares represent a calculated proportion of the capital stock in an aggregate amount of euro 131,714,655.00. The preference shares carry preferential rights to profits in accordance with Section 23 (6) of the Articles of Association. Pursuant thereto, a dividend from the retained earnings for the year to be appropriated is paid in respect of such preference shares which exceeds the dividend paid on ordinary shares by at least 1 euro cent and is equal to no less than 1 euro cent per preference share. In the event that the retained earnings are not sufficient to pay the preferred amounts in respect of the preference shares in a specific year, such amounts are to be paid subsequently. To the extent that the retained earnings are not sufficient to pay the preferred amounts in respect of the preference shares during two subsequent years and such amounts are not paid subsequently, the preference shares carry a voting right pursuant to Section 140 (2) AktG. The preferential rights to profits attaching to the preference shares are designed to compensate the absence of voting rights; as a rule, only ordinary shareholders are entitled to vote in the annual general meeting of shareholders.

     By virtue of the authorization granted by the annual general meeting of shareholders of June 22, 1994, the Company issued convertible bonds to executives and other employees, which convertible bonds carry conversion rights in respect of non-voting preference shares in the Company. In this connection, conversion rights in respect of 1,032,495 preference shares in the Company have not yet been exercised. For the purpose of securing said conversion rights, a Contingent Capital was created in accordance with
     Section 4 (5) of the Articles of Association (Contingent Capital II).

     In addition, the Company issued convertible bonds and stock options to members of the Executive Board and other executives under the SAP AG 2000 Long Term Incentive Plan (the "LTI PLAN") by virtue of the authorization granted by the extraordinary meeting of shareholders of January 18, 2000, which convertible bonds and stock options carry subscription rights in respect of non-voting preference shares. Taking into account the convertible bonds and stock options issued on or before March 16, 2001, conversion rights in respect of a total of 5,581,959 preference shares are currently outstanding under convertible bonds and subscription rights in respect of a total of 1,794,352 preference shares are currently outstanding under stock options. For the purpose of securing said conversion and subscription rights, an additional Contingent Capital was created pursuant to Section 4 (7) of the Articles of Association (Contingent Capital III).

     Furthermore, the annual general meeting of shareholders of May 5, 2000 authorized the Executive Board to issue, or guarantee, by no later than May 4, 2005 bonds with detachable warrants and convertible bonds carrying conversion rights as well as convertible bonds carrying conversion obligations by SAP AG or its



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     wholly-owned indirect or direct domestic or foreign affiliates, in each case carrying subscription rights in respect of preference shares. For the purpose of securing the subscription rights arising thereunder and the performance of the conversion rights, an additional Contingent Capital was created pursuant to Section 4 (9) of the Articles of Association (Contingent Capital IV). This authorization has not yet been exercised.


     Pursuant to Section 4 (6) of the Articles of Association, the Executive Board is authorized, subject to the consent of the Supervisory Board, to increase the capital stock by no later than May 15, 2003 by a total amount of euro 5,112,918.81 by issuing new non-voting preference shares against contribution in cash (Authorized Capital I). Pursuant to Section 4 (8) of the Articles of Association, the Executive Board is further authorized, subject to the consent of the Supervisory Board, to increase the capital stock by no later than May 1, 2005 by an additional euro 25,000,000.00 by issuing non-voting preference shares (Authorized Capital II), whereby the Executive Board, subject to the consent of the Supervisory Board, may exclude the shareholders' statutory subscription rights. The aforementioned Authorized Capital I and Authorized Capital II have not yet been used.

     3.   NEW CAPITAL AND SHARE STRUCTURE

     After the conversion of the preference shares into ordinary voting shares, the capital stock will continue to amount to euro 314,714,655.00 and be divided into 314,714,655 shares, which shares, however, will be ordinary voting shares only.

     The preferential rights to profits attaching to the preference shares pursuant to Section 23 (6) of the Articles of Association will be cancelled. Provided that the conversion of the preference shares into ordinary shares enters into effect before the end of the fiscal year 2001, the preferential rights to profits will for the last time be taken into account in connection with the appropriation of the retained earnings for the year 2000. In the future, all shares will carry equal dividend rights. As consideration for the cancellation of the preferential rights to profits, each share will entitle to one vote in the annual general meeting of shareholders after the conversion.

     Unless otherwise resolved by the annual general meeting of shareholders, no more non-voting preference shares will be issued. Accordingly, it is proposed under Agenda Item 12 of the annual general meeting of shareholders of May 3, 2001 that Authorized Capital I and Authorized Capital II, authorizing the Executive Board to issue preference shares, be cancelled and replaced by new Authorized Capital for the purpose of issuing ordinary shares. The same applies to any Contingent Capital, which is to be cancelled to the extent that no conversion rights or subscription rights in respect of preference shares held by any third parties have arisen so far. Under Agenda Item 10, it is proposed to cancel Contingent Capital III and under Agenda Item 13, it is proposed to cancel Contingent Capital IV in the aforementioned scope. However, a different regulation applies in respect of any Contingent Capital to the extent that such Contingent Capital serves to secure any



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     claims which have already arisen under convertible bonds or any options carrying conversion or subscription rights in respect of preference shares. This applies to the outstanding convertible bonds due 1994/2004 and the convertible bonds and stock options already issued under the LTI Plan. With regard to Section 192 (4) AktG, Contingent Capital II and Contingent Capital III are to be maintained as a precautionary measure to the extent that any third-party rights have already been created. Notwithstanding the above, it is to be presumed that, after the conversion of the preference shares into ordinary shares, the claims of the beneficiaries thereunder will only relate to ordinary shares and that upon the discontinuance of the listing of the preference shares, such beneficiaries will have no legitimate interest in subscribing for preference shares. It is therefore proposed that the Executive Board and, to the extent that any members of the Executive Board are affected, the Supervisory Board be authorized to convert the existing conversion rights and options o the effect that they may in the future be exercised in respect of ordinary shares only, whereby the right to subscribe for one preference share shall be replaced by the right to subscribe for one ordinary share. For the purpose of performing the conversion and subscription rights under the convertible bonds due 1994/2004 and the rights granted under the LTI Plan by delivering ordinary shares instead of preference shares, it is proposed that a new Contingent Capital IIa and a new Contingent Capital IIIa be created and the Executive Board, supplementary to the authorization resolutions of June 22, 1994 (convertible bonds due 1994/2004) and of January 18, 2000 (LTI Plan), be authorized to issue ordinary shares. Agenda Item 9 b) and Agenda Item 10 b) relate to corresponding resolutions. For the purpose of securing the conversion and subscription rights under any convertible bonds and stock options to be issued in the future, a Contingent Capital V (adjusted LTI Plan; for details, please see the report of the Executive Board concerning Agenda Item 11) and a new Contingent Capital IV are to be created (for details, please see the report of the Executive Board concerning Agenda
     Item 13).

     4.   CONVERSION APPROACH

     The conversion of the non-voting preference shares into ordinary voting shares will be implemented by canceling the preferential rights to profits attaching to the preference shares and by amending the Articles of Association accordingly. As a result, the rights attaching to the shares held by the preference shareholders will be adjusted to those attaching to the ordinary shares and the special class of the preference share will cease to exist. Hence, no exchange of shares takes place, but the rights attaching to the shares held by the preference shareholders are subject to alteration by virtue of the consolidation of the classes of shares to the effect that the preferential rights to profits are replaced by the voting rights attaching to the ordinary shares. The pro rata stakes held by the individual shareholders in the Company's capital stock will remain unaffected.

     The conversion of the non-voting preference shares carrying preferential rights to profits into ordinary voting shares is subject to a resolution by the annual general




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     meeting of shareholders to be adopted with a three-thirds majority of the capital stock represented pursuant to Section 21 (1) (second sentence) of the Articles of Association. By way of precaution, the ordinary shareholders will be requested to approve the resolution of the annual general meeting of shareholders pursuant to Section 179 (3) AktG by adopting a special resolution; pursuant to Section 179 (3) AktG in connection with Section 179 (2) sentence 2 AktG in connection with Section 21 (1) (second sentence) of the Articles of Association, the special resolution of the ordinary shareholders requires a two-thirds majority of the ordinary share capital represented. In addition, the resolution on the proposed conversion is subject to the approval of the preference shareholders who are, in a special meeting, to adopt a special resolution requiring a three-quarters majority of the votes cast pursuant to Section 141 (3) sentence 2 AktG. Subject to the required approvals, the resolution on the conversion of the preference shares into ordinary shares will become effective upon its entry in the commercial register.

     The conversion requires an amendment to the provisions concerning the capital stock contained in Section 4 (1) of the Articles of Association as proposed under Agenda Item 7 a) bb). In light of the fact that Contingent Capital II and Contingent Capital III are to be maintained as a precautionary measure (see subsection 3. above), the provisions in Section 19 (1) (second and third sentences) and Section 23 (6) (first sentence) of the Articles of Association concerning the absence of voting rights in respect of the preference shares and the preferential rights to profits attaching to the preference shares are to be maintained with a view to the unlikely event that the Company will be required to issue preference shares.

     5. EFFECTS ON THE STOCK EXCHANGE LISTING; CONVERSION OF THE SECURITIES PORTFOLIO

     Upon the effectiveness of the conversion, the listing of the SAP preference shares will be discontinued. Instead, it is proposed to obtain admission to trading of all "new" ordinary shares originating from the conversion on the stock exchanges of Frankfurt, Berlin and Stuttgart. It is expected that the ordinary shares will also be traded on the OTC markets (Freiverkehr) of other stock exchanges.

     The securities portfolios of the preference shareholders will be converted by the depositary banks. The shareholders are not required to take any measures in this regard and, according to the information made available to the Company from the relevant banks, no separate costs will be incurred by the shareholders in connection with the conversion. The alteration of the rights attaching to the shares will become effective upon the entry of the resolution of the annual general meeting of shareholders on the conversion and the related amendments to the Articles of Association in the commercial register. The determination of the precise date of said entry in the commercial register is beyond the Company's control. It is proposed, however, to determine a time schedule in close agreement with the Frankfurt Stock Exchange on the one hand and the competent commercial register on the other hand in order to ensure that the conversion process will be implemented as smoothly as possible. Any temporary delisting of the SAP shares is to be avoided. Subject to the required approvals to be given on May 3, 2001, it is



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     presently expected that the conversion of the preference shares into ordinary shares will be effected in June 2001. The Company will announce the exact date of the conversion entry in the newspapers authorized to publish the Company's announcements and by official publication.

     6.   TAX EFFECTS

     The Company has requested two renowned German tax law firms independently of each other to assess the tax effects of the proposed conversion of the preference shares into ordinary shares. Both of the legal opinions submitted to the Company come to the conclusion that neither the shareholders nor the Company are to expect any detrimental tax effects. According to said opinions, the tax effects will be as follows:

     a)   In respect of the shareholders

          For the preference shareholders, the conversion of the preference shares into ordinary shares will not give rise to any tax liability. It is extremely doubtful whether the conversion of the preference shares into ordinary shares may constitute a realization act being relevant in terms of tax at all. Such an act is generally deemed to exist, in respect of private assets in terms of tax (steuerliches Privatvermogen), only in the event of a disposal (Verausserung) or an act deemed to be a disposal within the meaning of Section 17 (4) of the German Income Tax Act (Einkommensteuergesetz; "ESTG") or, in respect of corporate assets (Betriebsvermogen), only in the event of a turnover transaction (Umsatzakt) or in the event of the fulfillment of the criteria for substitute realization acts (Ersatzrealisationstatbestande). A disposal or turnover transaction within this meaning include, in addition to purchase, any exchange deal (Tausch) or act similar to an exchange deal. The conversion of preference shares into ordinary shares, however, does not constitute any transfer (Ubertragungsvorgang) under corporate law or from an economic perspective. In terms of corporate law, only the rights attaching to the shares are subject to alteration. Hence, no exchange of shares within the meaning of a change in respect of ownership takes place. In terms of corporate law, the contemplated measure, in particular, does not constitute a redemption of preference shares and new issue of ordinary shares. From an economic perspective, only a cancellation of the preferential dividend rights by simultaneously acquiring voting rights and hence only a change in respect of the rights attaching to the shares exists. This finding is also supported by the decision of the German Federal Fiscal Court (Bundesfinanzhof; "BFH") of September 24, 1974 (BStBl 1975 II p. 230). Although the BFH held that the conversion of preference shares into ordinary shares is to be considered as an abridged capital reduction process by simultaneously issuing new ordinary shares, it came to the conclusion that no tax liability arises in this regard.

          Since the conversion of preference shares into ordinary shares does not constitute a disposal and purchase act being relevant in terms of tax, no period of capital gains tax liability (Spekulationsfrist) will be applicable to the shares so converted.



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          In the opinion of the Company, the conversion process will not give rise to any tax liability on the part of the ordinary shareholders either.

          In connection with the contemplated measure, the Company contacted the Revenue Authorities (Finanzverwaltung) promptly after the announcement of the proposed conversion. The Revenue Authorities generally agreed with the assessment set out above, however, this opinion does not qualify as binding information. Binding information with regard to the tax effects of the conversion of the preference shares into ordinary shares, taking into account the shareholders' individual tax situation, may be provided only by the competent local tax offices. The Company recommends that the shareholders consult an independent tax advisor in connection with the proposed conversion of the preference shares into ordinary shares with a view to taking into account their individual tax situation.

     b)   In respect of the Company

          According to the information provided by the tax advisors consulted in this regard, the conversion of the preference shares into ordinary shares does not give rise to any tax liability on the part of the Company either. SAP AG's available equity for tax purposes and the deposit account and the corporate income tax reduction and increase potential pursuant to the Transitional Rule on the German Tax Abatement Law (Steuersenkungsgesetz-Ubergangsregelung) will not be affected. In particular, no waiver on the part of SAP AG in respect of any payment by the preference shareholders or ordinary shareholders in connection with the corporate assets may be presumed since a relevant claim is not obvious.

     7.   LESS CONTROL BY THE FOUNDING SHAREHOLDERS

     After the conversion of the preference shares into ordinary shares, the shareholders' consortium set up by the founding shareholders of SAP AG and its associated foundations will no longer have a voting majority in the annual general meeting of shareholders of SAP AG. Meanwhile, Messrs. Dietmar Hopp, Professor Dr. Hasso Plattner and Dr. Klaus Tschira declared that they would not substantially change their equity interests in connection with the conversion of the ordinary shares into preference shares and that they intended to maintain the shareholders' consortium set up by them. In the opinion of the Executive Board and the Supervisory Board, it is in SAP's interest that the consortium of the founding shareholders will continue to have at least a blocking minority in the annual general meeting of shareholders. In light of the above, the Executive Board and the Supervisory Board propose to the annual general meeting of shareholders under 7 b) to amend the provision contained in
     Section 21 (1) of the Articles of Association to the effect that the resolutions of the annual general meeting of shareholders will in the future be subject to the statutory majorities. Thus, it will be ensured that the consortium of the founding shareholders will continue to have a blocking minority in those cases in which applicable law provides for a voting or capital majority of 75% or more. The continued stability of the shareholder structure will thus be ensured, placing SAP in a position to continue to pursue its strategy and to promote the development of the Company in a consistent and focused manner.

     8.   EFFECTS ON THE ADRS TRADED ON THE NEW YORK STOCK EXCHANGE

     The American Depositary Receipts (ADRs) listed on the New York Stock Exchange currently represent preference shares. The applicable ratio is 4:1, i.e. each preference share is represented by four ADRs. In connection with the conversion of the preference shares into ordinary shares, the legal documentation underlying the ADRs will have to be amended. Upon the effectiveness of the conversion, the ADRs will represent ordinary shares, maintaining the ratio specified above It is proposed to implement the conversion process in respect of the ADRs as smoothly as possible. The conversion will coordinated with the conversion process in Germany. The Company will take reasonable measures to publish information with regard to the conversion process.

     9.   BENEFITS OF THE CONVERSION ACCRUING TO THE COMPANY AND ITS
          SHAREHOLDERS

     The conversion of the preference shares into ordinary shares is in the interest of the Company and its shareholders. It leads to a standardization of the rights attaching to the SAP shares and thus increases the transparency of the capital structure and the implementation of the "one share -- one vote" principle dominating on the international capital markets. Thus, the credibility is increased in particular with regard to institutional investors. The new capital structure emphasizes that SAP AG is guided by the national and international corporate governance standards. This serves to increase the attractiveness of the SAP share. As a result, the opportunities available to the Company in respect of the use of the international capital markets will increase and, in addition, the SAP share will experience an increased acceptance in the event of acquisitions in respect of which the Company makes counter-performance in shares instead of money. This increased acceptance of the SAP share on the grounds of the capital structure will be further promoted due to the fact that the creation of a single class of shares will lead to a higher liquidity of the SAP share in the capital market.

     By way of the conversion into ordinary shares, a lower weighting of the SAP share in the German stock market index (Deutscher Aktienindex; "DAX") and the ensuing negative impact on the share price is prevented. As of the middle of 2002, Deutsche Borse AG intends to consider in the DAX only the free float of the class of shares with the higher liquidity. The SAP share would thus presumably lose 35% to 40% of its DAX weighting, which would lead to an increased disposal of and lower demand for SAP shares by the investors using this index as a benchmark and the SAP share might come under pressure. The conversion serves to ensure that the existing weighting of the SAP share in the DAX will only be insignificantly decreased in connection with the expected re-weighting. The EuroSTOXX Technology and EuroSTOXX 300 already exclusively take into account the class of shares with the higher liquidity. In respect of the EuroSTOXX Technology and EuroSTOXX 300, the SAP share is expected to even experience a slight increase in weighting. Finally, the conversion into ordinary shares serves as a basis for a possible future inclusion in the EuroSTOXX 50. In light of the aforementioned aspects, an increased demand on the part of institutional investors may be expected. Thus, the conversion into ordinary shares and the creation of a class of shares with higher liquidity does not only serve as a preventive measure with a view to the expected pressure on the SAP share price but will also create a short-term and medium-term price increase potential.

     Moreover, the consolidation of the classes of shares leads to a decrease in administrative expenditures and a simplification of the reporting procedures. A specific reporting of profit-per-share figures in respect of ordinary shares and preference shares will no longer be required.

     The benefits accruing to the Company as set out above are not opposed by any material prejudice to the Company. The costs incurred by the Company in connection with the conversion will probably not exceed euro 5 million and accrue on a one-time basis. In the future, however, the conversion will have a cost-reduction effect.

     The benefits accruing to the Company as set out above will be shared by its shareholders. The preference shareholders waive the preferential rights to profits attaching to the preference shares, however, they are granted voting rights instead. It is true that the ordinary shareholders will experience a reduction of their pro rata voting entitlement, however, this reduction will be compensated by an increased relative participation in profits resulting from the cancellation of the preferential rights to profits attaching to the preference shares. Moreover, the consolidation of the classes of shares leads to a higher liquidity of the SAP share to the benefit of all of the shareholders. The ordinary shares which were previously characterized by reduced liquidity, so that they were traded with a material deduction as compared to the preference shares, will benefit therefrom as well.

     In summary, the conversion of the preference shares into ordinary shares obviously is in the interest of the Company and its shareholders. The benefits derived from the harmonization of the capital structure cannot be reached by any other means. Since the conversion does not entail any material prejudice, the Executive Board is of the opinion, and the Supervisory Board shares such opinion, that the reasonableness of the contemplated measure is beyond doubt.

     Thus, the Executive Board, in agreement with the Supervisory Board, recommends that the ordinary shareholders and the preference shares give the required approval to the proposed consolidation of the classes of shares.

     Walldorf, March 2001
     The Executive Board


                                      ***

     8. SPECIAL RESOLUTION OF THE ORDINARY SHAREHOLDERS CONCERNING THE APPROVAL OF THE CONVERSION OF THE PREFERENCE SHARES INTO ORDINARY SHARES BY CANCELING THE PREFERENTIAL RIGHTS TO PROFITS ATTACHING THERETO

          Under Agenda Item 7 a) of the annual general meeting of shareholders, the Executive Board and the Supervisory Board propose that the no-par non-voting preference shares be converted into no-par ordinary voting shares by canceling the preferential rights to profits attaching thereto and that the Articles of Association be amended accordingly.

          The Executive Board and the Supervisory Board propose that the ordinary shareholders approve the above by adopting a special resolution as follows:

               The ordinary shareholders hereby approve the resolution adopted by today's annual general meeting of shareholders concerning the conversion of the preference shares into ordinary shares by canceling the preferential rights to profits attaching thereto and the corresponding amendments to the Articles of Association (Agenda Item 7 a)).

     9. SUPPLEMENTING AUTHORIZATION OF THE EXECUTIVE BOARD WITH REGARD TO THE CONVERTIBLE BONDS OF THE COMPANY DUE 1994/2004, ADJUSTMENT OF CONTINGENT CAPITAL II, CREATION OF A NEW CONTINGENT CAPITAL IIA AND CORRESPONDING AMENDMENTS TO THE ARTICLES OF ASSOCIATION

          On June 22, 1994, the annual general meeting of shareholders authorized the Executive Board to issue convertible bonds carrying subscription rights in respect of preference shares in the Company. The Executive Board has exercised this authorization. Taking into account the conversion rights exercised on or before December 31, 2000 and the partial extinguishment of conversion rights, the holders of the convertible bonds issued by virtue of the authorization granted on June 22, 1994 still hold conversion rights which entitle said holders to subscribe for up to 1,032,495 preference shares.

          With reference to Agenda Item 7 a) concerning the conversion of the preference shares into ordinary shares, said convertible bonds due 1994/2004 are to be converted to the effect that the attaching conversion rights relate to ordinary shares as well. It is proposed that the Executive Board be authorized accordingly. For the purpose of satisfying the conversion rights in respect of ordinary shares arising in connection with this conversion, a corresponding Contingent Capital IIa shall be created. With regard to Section 192 (4) AktG, Contingent Capital II shall be maintained as a precautionary measure.

          Accordingly, the Executive Board and the Supervisory Board propose that the following resolution be adopted:

          a) Supplement to the authorization concerning the issue of convertible bonds dated June 22, 1994

               Supplementing the resolution of the annual general meeting of shareholders of June 22, 1994 concerning the authorization to issue convertible bonds, the Executive Board is authorized to convert the convertible bonds issued by virtue of such authorization to the effect that the right to subscribe for one preference share shall be substituted by the right to subscribe for one ordinary share, whereby the conversion price shall remain unaffected, and to amend the terms and conditions of the bonds accordingly. The Executive Board is authorized to determine the further details in relation to the alteration of the relevant rights. The shareholders' subscription rights shall be excluded.

          b)   Creation of new Contingent Capital (Contingent Capital IIa)

               The Company's capital stock is subject to a contingent increase by euro 1,032,495, divided into up to 1,032,495 no-par ordinary voting bearer shares in the form of individual share certificates (Contingent Capital IIa). Said Contingent Capital IIa shall serve to secure the conversion rights in respect of ordinary shares accruing, by virtue of the supplementing authorization conferred upon the Executive Board by resolution of the annual general meeting of shareholders of May 3, 2001, to the holders of the convertible bonds issued by virtue of the authorization granted by the annual general meeting of shareholders of June 22, 1994. The new shares from Contingent Capital IIa are issued on the condition that each convertible bond in the nominal amount of DM
               5.00 may be converted into three ordinary shares subject to an additional payment of DM 95.00. The contingent capital increase shall be effected only to the extent that the holders of convertible bonds issued by the Executive Board by virtue of the resolution of the annual general meeting of June 22, 1994 actually exercise their conversion rights in respect of ordinary shares in the Company. The new shares are eligible for dividends as of the beginning of the fiscal year in which they are issued. The Executive Board shall be entitled to determine the further details of the implementation of such contingent capital increase.

               Section 4 (5) of the Articles of Association is amended to read as follows:

                    "The Company's capital stock is subject to a contingent increase by euro 1,032,495, divided into up to 1,032,495 no-par ordinary voting bearer shares in the form of individual share certificates (Contingent Capital IIa). The contingent capital increase shall be effected only to the extent that the holders of the convertible bonds issued by the Executive Board by virtue of the resolution of the annual general meeting of shareholders of June 22, 1994 actually exercise their conversion rights in respect of ordinary shares in the Company. The new shares are eligible for dividends as of the beginning of the fiscal year in which they are issued. The Executive Board shall be entitled to determine the further details of the implementation of such contingent capital increase."

          c)   Adjustment of Contingent Capital II

               Section 4 (5) of the Articles of Association (Contingent Capital
               II) is included as
               paragraph (10) of said Section 4 and is amended to read as follows:

                    "The Company's capital stock is subject to a further contingent increase by euro 1,032,495, divided into up to 1,032,495 no-par non-voting preference bearer shares in the form of individual share certificates carrying preferential rights to profits in accordance with Section 23 (6) of the Articles of Association and ranking equally with any preference shares already issued under Contingent Capital II and Contingent Capital III (Contingent Capital II). The contingent capital increase shall be effected only to the extent that the holders of convertible bonds which the Executive Board was authorized to issue by the annual general meeting of shareholders of June 22, 1994 are entitled to conversion rights in respect of ordinary shares in the Company and actually exercise such rights. The new shares are eligible for dividends as of the beginning of the fiscal year in which they are issued. The Executive Board shall be entitled to determine the further details of the implementation of such contingent capital increase."

          d) The Executive Board is directed (i) to apply for entry of the resolution adopted with regard to Agenda Item 9 b) and c) in the commercial register only if the annual general meeting of shareholders has adopted a relevant resolution with regard to Agenda Item 7 a) and the ordinary shareholders have adopted a relevant resolution with regard to Agenda Item 8 and the special meeting of the preference shareholders has adopted a relevant resolution with regard to Agenda Item 1 of the special meeting of the preference shareholders, in each case with the required majority, in accordance with the resolution proposal of the Executive Board and the Supervisory Board and (ii) to apply for such entry so that the resolution on Agenda Item 7 a) concerning the conversion of the preference shares into ordinary shares as well as the corresponding amendments to the Articles of Association are entered in the commercial register prior to the entry of the resolution on Agenda Item 9.


                                      ***


REPORT OF THE EXECUTIVE BOARD CONCERNING AGENDA ITEM 9

The annual general meeting of shareholders of June 22, 1994 authorized the Executive Board to issue convertible bonds carrying subscription rights in respect of preference shares in the Company. The Executive Board has exercised this authorization. Taking into account the conversion rights exercised on or before December 31, 2000 and the partial extinguishment of conversion rights, the holders of the convertible bonds of SAP AG due 1994/2004 still hold conversion rights which entitle said holders to subscribe for up to 1,032,495 preference shares. To the extent that the conversion of the preference shares into ordinary shares as proposed under Agenda Item 7 a) is implemented, the conversion rights under such convertible bonds are to be converted to the effect that the attached conversion rights relate to ordinary shares as well.

Pursuant to Section 221 (4) in connection with Section 186 (4) sentence 2 AktG, the Executive Board submitted a report to the annual general meeting of shareholders of June 22, 1994 on the reasons for the exclusion of the shareholders' subscription rights in connection with the issue of the convertible bonds (report of the Executive Board dated May 11, 1994 (the "ORIGINAL REPORT")). The Original Report substantiates in detail the reasonableness of the exclusion of the shareholders' subscription rights in light of the fact that the convertible bonds were exclusively to be issued to employees of SAP AG and its Group Companies. The reasons stated therein remain valid. The Original Report will be available to the shareholders for inspection at the annual general meeting of shareholders of May 3, 2001 and, as of the day of the convocation of the annual general meeting of shareholders, at the offices of the Company and will be sent to any shareholder upon request. Supplementing the Original Report, the Executive Board submits the present supplementary report concerning the reasons of the supplementing authorization, which supplementary report, constituting an integral part of the present invitation, will also be available to the shareholders for inspection at the annual general meeting of shareholders and, as of the day of the convocation of the annual general meeting of shareholders, at the offices of the Company and will be sent to any shareholder upon request:

     1.   AUTHORIZATION CONCERNING THE CONVERSION INTO ORDINARY SHARES

     Under Agenda Item 7 a) of the annual general meeting of shareholders of May 3, 2001, the Executive Board and the Supervisory Board propose that the no-par non-voting preference shares be converted into no-par ordinary voting shares by canceling the preferential rights to profits attaching thereto pursuant to Section 23 (6) of the Articles of Association. The reasons for the conversion of the preference shares into ordinary shares are set forth in the report of the Executive Board concerning Agenda Item 7 and Agenda Item 8. The corresponding conversion of the conversion rights under the convertible bonds due 1994/2004 directly ensues from the proposed conversion of the preference shares into ordinary shares. Otherwise, new preference shares would originate from the exercise of said convertible bonds, thus being obstructive to the objectives pursued with the conversion. In addition, the listing of the SAP preference shares will be discontinued as a result of the conversion of the preference shares into ordinary shares. Thus, the maintenance of the conversion rights in respect of preference shares would run counter to the incentive effects intended to attach to the convertible bonds due 1994/2004.

     Therefore, it is proposed that the Executive Board be authorized to convert the conversion rights under the convertible bonds due 1994/2004 so as to apply in respect of ordinary shares, whereby the right to subscribe for one preference share shall be replaced by the right to subscribe for one ordinary share. To the extent that the terms and conditions of the convertible bonds are affected by the conversion into ordinary shares, it is proposed that the Executive Board, at the same time, be authorized to amend such terms and conditions accordingly. The 1:1 conversion corresponds to the ratio contemplated in respect of the conversion of the existing preference shares into ordinary shares. The conversion price will remain unaffected. Accordingly, each convertible bond in the nominal amount of DM
     5.00 may be converted into three ordinary shares subject to an additional payment of DM 95.00.

     In connection with the conversion, no subscription rights may be accorded to the shareholders since the Company does not intend to issue new convertible bonds but only to alter the rights attaching to the existing convertible bonds. The shareholders will suffer no prejudice from said conversion. The relative voting interests of the existing shareholders will be subject to a certain dilution due to the creation of new ordinary shares upon the exercise of the conversion rights by the holders of the convertible bonds due 1994/2004, however, this would also be the case if preference shares were initially issued to the holders of the convertible bonds and such preference shares were subsequently converted into ordinary shares. In addition, the shareholders intending to maintain their participation ratios and their relative voting interests have the opportunity to acquire the required number of shares on the stock exchange. In light of the above, the supplementing authorization is legitimate and required in the interest of the Company and it does not appear to be unreasonable for the shareholders.

     2.   CREATION OF A NEW CONTINGENT CAPITAL IIA

     For the purpose of securing the subscription rights in respect of ordinary shares under the convertible bonds due 1994/2004, a new Contingent Capital IIa is to be created, divided into the required number of ordinary voting shares. The shareholders' subscription rights are excluded.

     3.   ADJUSTMENT OF CONTINGENT CAPITAL II

     The Company presumes that after the exercise of the authorization granted to the Executive Board with regard to the conversion, the holders of the convertible bonds will no longer have any claims as to the subscription of preference shares. With regard to Section 192 (4) AktG, however, Contingent Capital II is to be maintained as a precautionary measure with a view to the unlikely event that any holder of convertible bonds will succeed in enforcing a claim as to the delivery of preference shares. The proposed amendments to the provisions on Contingent Capital II merely serve to clarify that Contingent Capital II may be used only if and insofar as the holders of the convertible bonds due 1994/2004 enforce any claims as to the delivery of non-voting preference shares.



Walldorf, March 2001
The Executive Board


                                      ***

     10. SUPPLEMENTING AUTHORIZATION WITH REGARD TO THE SAP AG 2000 LONG TERM INCENTIVE PLAN, ADJUSTMENT OF CONTINGENT CAPITAL III, CREATION OF A NEW CONTINGENT CAPITAL IIIA AND CORRESPONDING AMENDMENTS TO THE ARTICLES OF ASSOCIATION

          On January 18, 2000, the general meeting of shareholders authorized the Executive Board and, to the extent that any members of the Executive Board are affected, the Supervisory Board to issue convertible bonds and stock options carrying subscription rights in respect of preference shares in the Company under the SAP AG 2000 Long Term Incentive Plan. By virtue of a resolution adopted by the annual general meeting of shareholders of May 5, 2000, the authorization granted by the general meeting of shareholders of January 18, 2000 was amended so as to reflect the 1:3 share split as resolved by the annual general meeting of shareholders of May 5, 2000. Exercising said authorization, the Executive Board issued convertible bonds and stock options on or before March 16, 2001 which entitle the respective holders to subscribe for up to 7,376,311 preference shares. These subscription rights have not yet been exercised.

          With regard to the resolution proposal under Agenda Item 7 a) concerning the conversion of the preference shares into ordinary shares, the convertible bonds and stock options under the SAP AG 2000 Long Term Incentive Plan are to be converted to the effect that the attaching conversion and subscription rights relate to ordinary shares as well. It is proposed that the Executive Board and, to the extent that any members of the Executive Board are affected, the Supervisory Board be authorized accordingly. For the purpose of satisfying the conversion and subscription rights in respect of ordinary shares, a corresponding Contingent Capital IIIa shall be created. The existing Contingent Capital III shall be cancelled to the extent that on or before March 16, 2001, no convertible bonds or stock options have been issued under the SAP AG 2000 Long Term Incentive Plan. Besides, with a view to Section 192 (4) AktG, Contingent Capital III shall be maintained as a precautionary measure.

          Accordingly, the Executive Board and the Supervisory Board propose that the following resolution be adopted:

          a) Supplement to the authorization concerning the establishment of the SAP AG 2000 Long Term Incentive Plan

               Supplementing the authorization resolution of the extraordinary general meeting of shareholders of January 18, 2000 concerning the establishment of the SAP AG 2000 Long Term Incentive Plan, the Executive Board is authorized to convert the convertible bonds and stock options issued under the SAP AG 2000 Long Term Incentive Plan subject to the following conditions: The right to subscribe for one preference share shall be replaced by the right to subscribe for one ordinary share. Insofar as the terms and conditions applicable to the issue of the convertible bonds and stock options under the SAP AG 2000 Long Term Incentive Plan, as determined by virtue of the resolution of the general meeting of shareholders of January 18, 2000, refer to the market price of the SAP preference share in terms of parameter or reference figure for the determination of the conversion price of the convertible bonds as well as the exercise threshold and the exercise price of the stock options, the market price of the SAP preference share is the relevant reference figure for any parameters relating to market values in the period until the entry of the resolution on the conversion of the preference shares into ordinary shares in accordance with Agenda
               Item 7 a) in the commercial register. For the period as of said entry, the market price of the SAP ordinary share will be decisive.

               The Executive Board is authorized to amend the terms and conditions of the bonds accordingly and to determine the further details in relation to the alteration of the relevant rights.

               To the extent that any members of SAP AG's Executive Board are holders of such convertible bonds or stock options, the authorization shall be deemed granted to the Supervisory Board.

          b)   Creation of new Contingent Capital (Contingent Capital IIIa)


               The Company's capital stock is subject to a further contingent increase by an additional euro 7,376,311 by issuing up to 7,376,311 no-par ordinary voting bearer shares (Contingent Capital IIIa). Said Contingent Capital IIIa shall serve to secure the conversion and subscription rights in respect of ordinary shares accruing to the holders of the convertible bonds and stock options issued on or before March 16, 2001 under the SAP AG 2000 Long Term Incentive Plan by virtue of the supplementing authorization conferred upon the Executive Board or the Supervisory Board, respectively, as resolved by the annual general meeting of shareholders of May 3, 2001. The issue of new shares from Contingent Capital IIIa shall be effected, to the extent that it is implemented in satisfaction of any conversion rights under convertible bonds, at the price determined by the extraordinary general meeting of shareholders of January 18, 2000 in accordance with the resolution adopted in respect of Agenda
               Item 1, I. b) (5), taking into account the supplementing adjustment thereof pursuant to the resolution adopted with regard to subsection a) above. The issue of new shares from Contingent Capital IIIa shall be effected, to the extent that it is implemented in satisfaction of any option rights, at the price determined by the extraordinary general meeting of shareholders of January 18, 2000 in accordance with the resolution adopted in respect of Agenda Item 1, II. b) (6), taking into account the supplementing adjustment thereof pursuant to the resolution adopted with regard to subsection a) above. The contingent capital increase shall be effected only to the extent that the holders of the convertible bonds and stock options issued by SAP AG on or before March 16, 2001 under the SAP AG 2000 Long Term Incentive Plan by virtue of the authorization resolution adopted by the general meeting of shareholders of January 18, 2000 actually exercise their conversion rights or subscription rights, as appropriate, in respect of ordinary shares in the Company and the Company does not grant own shares in satisfaction of such conversion rights or subscription rights, as appropriate. The new shares issued in connection with the exercise of such conversion or subscription rights are eligible for dividends as of the beginning of the fiscal year with regard to which, as at the time of the exercise of the conversion or subscription rights, no resolution by the annual general meeting of shareholders concerning the appropriation of retained earnings for the year has been adopted.

               Section 4 of the Articles of Association is amended by including a new paragraph (7) to read as follows:

                    "The Company's capital stock is subject to a contingent increase by an additional euro 7,376,311 by issuing up to 7,376,311 no-par ordinary voting bearer shares (Contingent Capital IIIa). Said contingent capital increase shall be effected only to the extent that the holders of the convertible bonds and stock options issued by SAP AG on or before March 16, 2001 under the SAP AG 2000 Long Term Incentive Plan by virtue of the authorization resolution adopted by the general meeting of shareholders of January 18, 2000 actually exercise their conversion rights or subscription rights, as appropriate, in respect of ordinary shares in the Company and the Company does not grant own shares in satisfaction of such conversion rights or subscription rights, as appropriate. The new shares issued in connection with the exercise of such conversion or subscription rights are eligible for dividends as of the beginning of the fiscal year with regard to which, as at the time of the exercise of the conversion or subscription rights, no resolution by the annual general meeting of shareholders concerning the appropriation of retained earnings for the year has been adopted."

          c)   Adjustment of Contingent Capital III

               Section 4 (7) of the Articles of Association (Contingent Capital
               III) is included as paragraph (11) of said Section 4 and is amended to read as follows:

                    "The Company's capital stock is subject to a further contingent increase by euro 7,376,311 by issuing up to 7,376,311 no-par voting preference shares carrying preferential right to profits in accordance with Section 23
                    (6) of the Articles of Association and ranking equally with any preference shares already issued under Contingent Capital II and Contingent Capital III (Contingent Capital
                    III). Said contingent capital increase shall be effected only to the extent that the holders of convertible bonds and stock options issued by SAP AG on or before March 16, 2001 under the SAP AG 2000 Long Term Incentive Plan by virtue of the authorization resolution adopted by the general meeting of shareholders of January 18, 2000 are entitled to any conversion rights or subscription rights, as appropriate, in respect of ordinary shares in the Company and actually exercise said rights and the Company does not grant own shares in satisfaction of the conversion rights or subscription rights, as appropriate. The new shares issued in connection with the exercise of such conversion or subscription rights are eligible for dividends as of the beginning of the fiscal year with regard to which, as at the time of the exercise of the conversion or subscription rights, no resolution by the annual general meeting of shareholders concerning the appropriation of retained earnings for the year has been adopted."

               The exceeding Contingent Capital III is cancelled.

          d) The Executive Board is directed (i) to apply for entry of the resolution adopted with regard to Agenda Item 10 b) and c) in the commercial register only if the annual general meeting of shareholders has adopted a relevant resolution with regard to Agenda Item 7 a) and the ordinary shareholders have adopted a relevant resolution with regard to Agenda Item 8 and the special meeting of the preference shareholders has adopted a relevant resolution with regard to Agenda Item 1 of the special meeting of the preference shareholders, in each case with the required majority, pursuant to the resolution proposal of the Executive Board and the Supervisory Board and (ii) to apply for such entry so that the resolution on Agenda Item 7 a) concerning the conversion of the preference shares into ordinary shares as well as the corresponding amendments to the Articles of Association are entered in the commercial register prior to the entry of the resolution on Agenda Item 10.



                                      ***

REPORT OF THE EXECUTIVE BOARD CONCERNING AGENDA ITEM 10

On January 18, 2000, the general meeting of shareholders authorized the Executive Board and, to the extent that any members of the Executive Board are affected, the Supervisory Board to issue convertible bonds and stock options carrying subscription rights in respect of preference shares in the Company under the SAP AG 2000 Long Term Incentive Plan (the "LTI PLAN"). Exercising this authorization, the Executive Board issued convertible bonds and stock options on or before March 16, 2001 which entitle the respective holders to subscribe for up to 7,376,311 preference shares. These subscription rights have not yet been exercised. To the extent that the conversion of the preference shares into ordinary shares as proposed under Agenda Item 7 a) is implemented, the conversion rights under such convertible bonds and the subscription rights under such stock options are to be converted to the effect that the attached conversion rights and subscription rights relate to ordinary shares as well.

Pursuant to Section 221 (4) in connection with Section 186 (4) sentence 2 AktG, the Executive Board submitted a report to the general meeting of shareholders of January 18, 2000 on the reasons for the exclusion of the shareholders' subscription rights in connection with the granting of the rights under the LTI Plan (report of the Executive Board dated December 1999 (the "ORIGINAL LTI PLAN REPORT")). The Original LTI Plan Report substantiates in detail the reasonableness of the exclusion of the shareholders' subscription rights. The reasons stated therein remain valid. The Original LTI Plan Report will be available to the shareholders for inspection at the annual general meeting of shareholders of May 3, 2001 and, as of the day of the convocation of the annual general meeting of shareholders, at the offices of the Company and will be sent to any shareholder upon request. Supplementing the Original LTI Plan Report, the Executive Board submits the present supplementary report concerning the reasons of the supplementing authorization, which supplementary report, constituting an integral part of the present invitation, will also be available to the shareholders for inspection at the annual general meeting of shareholders and, as of the day of the convocation of the annual general meeting of shareholders, at the offices of the Company and will be sent to any shareholder upon request:

1.   AUTHORIZATION CONCERNING THE CONVERSION INTO ORDINARY SHARES

     Under Agenda Item 7 a) of the annual general meeting of shareholders of May 3, 2001, the Executive Board and the Supervisory Board propose that the no-par non-voting preference shares be converted into no-par ordinary voting shares by canceling the preferential rights to profits attaching thereto pursuant to Section 23 (6) of the Articles of Association. The reasons for the conversion of the preference shares into ordinary shares are set forth in the report of the Executive Board concerning Agenda Item 7 and Agenda Item 8. The corresponding conversion of the subscription rights in respect of SAP shares under the LTI Plan directly ensues from the proposed conversion of the preference shares into ordinary shares. Otherwise, new preference shares would originate from the exercise of the convertible bonds and the stock options, thus being obstructive to the objectives pursued with the conversion. In addition, the listing of the SAP preference shares will be discontinued as a result of the conversion of the preference shares into ordinary shares. Thus, the maintenance of the conversion right in respect of preference shares would run counter to the incentive effects intended to attach to the LTI Plan.

     Therefore, it is proposed that the Executive Board be authorized to convert the conversion rights under the convertible bonds and stock options so as to apply in respect of ordinary shares subject to the following conditions:
     The right to subscribe for one preference share shall be replaced by the right to subscribe for one ordinary share. Insofar as the terms and conditions applicable to the issue of the convertible bonds and stock options under the SAP AG 2000 Long Term Incentive Plan, as determined by virtue of the resolution of the general meeting of shareholders of January 18, 2000, refer to the market price of the SAP preference share in terms of parameter or reference figure for the determination of the conversion price of the convertible bonds as well as the exercise threshold and the exercise price of the stock options, the market price of the SAP preference share is the relevant reference figure for any parameters relating to market values in the period until the entry of the resolution on the conversion of the preference shares into ordinary shares in accordance with Agenda Item 7 a) in the commercial register. For the period as of said entry, the market price of the SAP ordinary share will be decisive. The change of the reference figure for the determination of the conversion price and for the determination of the exercise threshold and the exercise price is necessary since after the conversion of the preference shares into ordinary shares, the listing of the preference shares will be discontinued and therefore, a market price of the SAP preference share will no longer be available in terms of reference figure. Hence, after the entry of the resolution proposal concerning the conversion of the preference shares into ordinary shares in accordance with Agenda Item 7 a) in the commercial register, the price of the SAP ordinary share will be decisive if and insofar as any market price of the SAP share serves as a reference figure. The 1:1 conversion corresponds to the ratio contemplated in respect ofthe conversion of the existing preference shares into ordinary shares.

     To the extent that the terms and conditions of the convertible bonds and stock options are affected by the conversion into ordinary shares, in particular with regard to the conversion price insofar as the convertible bonds are concerned and with regard to the subscription price and the exercise threshold insofar as the stock options are concerned, it is proposed that the Executive Board be further authorized to amend such terms and conditions accordingly. These amendments will generally be made in such a way that one preference share will be replaced by one ordinary share. Upon the exercise of the conversion rights attaching to the convertible bonds, the conversion price will eventually not be affected. With regard to the stock options, it is proposed that the exercise price and the exercise threshold be determined on the basis of the price of the SAP ordinary share instead of the price of the preference share as of the discontinuation of the quotation of the SAP preference share price. The terms and conditions which are not affected by the conversion into ordinary shares will remain unaffected.

     In connection with the conversion, no subscription rights may be accorded to the shareholders since the Company will not issue new convertible bonds and stock options but merely intends to alter the rights attaching to the existing convertible bonds and stock options. The shareholders will suffer no prejudice from said conversion. The relative voting interests of the existing shareholders will be subject to a certain dilution due to the creation of new ordinary shares, however, this would also be the case if preference shares were initially issued to the beneficiaries under the LTI Plan and such preference shares were subsequently converted into ordinary shares. In addition, the shareholders intending to maintain their participation ratios and their relative voting interests have the opportunity to acquire the required number of shares on the stock exchange. In light of the above, the supplementing authorization is legitimate and required in the interest of the Company and it does not appear to be unreasonable for the shareholders.

2.   CREATION OF A NEW CONTINGENT CAPITAL IIIa

     For the purpose of securing the conversion and subscription rights in respect of ordinary shares attaching to the convertible bonds and stock options issued under the LTI Plan on or before March 16, 2001, a new Contingent Capital IIIa is to be created, divided into the required number of ordinary voting shares. Since conversion and subscription rights in respect of 7,376,311 shares have already been issued under the LTI Plan, it is proposed that the Company's capital stock be conditionally increased by up to euro 7,376,311. The shareholders' subscription rights are excluded.

3.   ADJUSTMENT OF CONTINGENT CAPITAL III

     The Company presumes that after the exercise of the authorization granted to the Executive Board with regard to the conversion, the holders of the convertible bonds and the beneficiaries under the LTI Plan will no longer have any claims as to the subscription of preference shares. With regard to
     Section 192 (4) AktG, however, Contingent Capital III is to be maintained as a precautionary measure with a view to the unlikely event that any holders of convertible bonds or stock options will succeed in enforcing a claim as to the delivery of preference shares. The proposed amendments to the provisions on Contingent Capital III merely serve to clarify that Contingent Capital III may be used only if and insofar as the holders of any rights granted under the LTI Plan enforce any claims as to the delivery of non-voting preference shares.



Walldorf, March 2000
The Executive Board

                                      ***


11. ADJUSTMENT OF THE AUTHORIZATION CONCERNING THE ESTABLISHMENT OF THE SAP AG 2000 LONG TERM INCENTIVE PLAN, CREATION OF NEW CONTINGENT CAPITAL AND CORRESPONDING AMENDMENTS TO THE ARTICLES OF ASSOCIATION

     The extraordinary general meeting of shareholders of January 18, 2000 authorized the Executive Board and, to the extent that any members of the Executive Board are affected, the Supervisory Board to issue convertible bonds and stock options carrying subscription rights in respect of preference shares under the SAP AG 2000 Long Term Incentive Plan. By virtue of a resolution adopted by the annual general meeting of shareholders of May 5, 2000, such authorization was amended so as to reflect the 1:3 share split to the effect that the Executive Board was authorized to issue convertible bonds and stock options carrying subscription rights in respect of a total of up to 18,750,000 preference shares in the Company. By virtue of this authorization, convertible bonds carrying conversion rights in respect of a total of

     5,581,959 preference shares and stock options carrying subscription rights in respect of a total of 1,794,352 preference shares were issued on or before March 16, 2001, corresponding to a total of 7,376,311 preference shares in the Company. To the extent that such authorization has not yet been fully exercised, it is proposed that it be adjusted as of the date of the entry of a corresponding Contingent Capital V to the effect that under such authorization, conversion and subscription rights may be issued in respect of ordinary voting shares instead of non-voting preference shares. The remaining terms and conditions of the SAP AG 2000 Long Term Incentive Plan shall remain unaffected. Since in connection with the determination of the maximum number of subscription rights to be granted in respect of shares, any convertible bonds issued by virtue of the authorization granted by the general meeting of shareholders of January 18, 2000 are to be multiplied by 1.25, the initial aggregate scope of the authorization extending to 18.75 million shares currently applies to a maximum number of 9,978,199 shares, i.e. 18.75 million shares, less 1,794,352 stock options issued, less 5,581,959 convertible bonds, multiplied by 1.25.

     Accordingly, the Executive Board and the Supervisory Board propose that the following resolution be adopted:

     A. Taking effect as of the date of the entry of the new Contingent Capital V, the authorization granted by the general meeting of shareholders of January 18, 2000 concerning the establishment of the SAP AG 2000 Long Term Incentive Plan is amended to the effect that under such authorization, convertible bonds and/or stock options may exclusively be issued if carrying subscription rights in respect of ordinary voting shares in the Company instead of subscription rights in respect of preference shares and the terms and conditions of the convertible bonds and/or stock options will be amended accordingly. At the same time, the provision on the exercise period of the stock options as set forth under II. b) (4) and the outperformance provisions as set forth under II. b) (5) (end of section) are adjusted for clarification purposes with the content remaining unchanged. Accordingly, the scope of the authorization is as follows:

          I.

               a) Subject to the consent of the Supervisory Board and as set forth in further detail under subsection b) below, the Executive Board is authorized to issue up to 7,982,559 convertible bonds with a nominal amount of euro 1 each under the SAP AG 2000 Long Term Incentive Plan by no later than December 31, 2004, provided always that the total number of such convertible bonds issued multiplied by 1.25, when added to the number of stock options issued by virtue of the authorization set forth under II. below, does not exceed 9,978,199. The convertible bonds shall not bear interest. Their term shall not exceed ten years. The convertible bonds may carry conversion rights in respect of the subscription of SAP AG ordinary voting shares so that each convertible bond in a nominal amount of euro 1 entitles to subscribe for one SAP AG ordinary share. The convertible bonds may be issued only to members of SAP AG's Executive Board and selected SAP AG managers and top performers as well as to executive board members, selected managers and top performers of any affiliated companies (verbundene Unternehmen) of SAP AG within the meaning of Section 15 AktG ("Konzerngesellschaften"; "Group Companies")). The authorization to issue convertible bonds to members of SAP AG's Executive Board is granted solely to the Supervisory Board. The convertible bonds may also be transferred to a credit institution subject to a duty to transfer them at the instruction of SAP AG to beneficiaries as contemplated under subsection b) (1) below, who alone are entitled to exercise the conversion rights.

                    The shareholders' statutory subscription rights are excluded.

               b) The following conditions apply to the issue of convertible bonds under the SAP AG 2000 Long Term Incentive Plan:

                    (1)  Beneficiaries

                         The convertible bonds under the SAP AG 2000 Long Term Incentive Plan may be issued only to members of SAP AG's Executive Board and selected SAP AG managers and top performers as well as to members of the executive boards of SAP Group Companies, and selected SAP Group Company managers and top performers. SAP AG's Executive Board will determine the individual beneficiaries and the number of convertible bonds to be offered to each. To the extent that the beneficiaries are members of SAP AG's Executive Board, the determination of the individual beneficiaries and the issue of the convertible bonds shall exclusively be incumbent upon SAP AG's Supervisory Board.

                         The number of the convertible bonds that may be issued is limited as follows:


                         aa) to all members of SAP AG's Executive Board, in total no more than 326,597 convertible bonds, provided always that the total number of such convertible bonds issued multiplied by 1.25, when added to the number of stock options issued to members of SAP AG's Executive Board pursuant to the authorization set forth under II. below, does not exceed 408,247;

                         bb) to all members of the executive boards of SAP Group Companies in total no more than 1,614,938 convertible bonds, provided always that the number of such convertible bonds issued multiplied by 1.25, when added to the number of stock options issued to members of the SAP Group Company executive boards pursuant to the authorization set forth under II. below, does not exceed 2,018,673;

                         cc)  to all selected SAP AG managers and top
                              performers, in total no more than 3,319,393 convertible bonds, provided always that the total number of such convertible bonds issued multiplied by 1.25, when added to the number of stock options issued to selected SAP AG managers and top performers pursuant to the authorization set forth under II. below, does not exceed 4,149,042; and

                         dd) to all selected SAP Group Company managers and top performers, in total no more than 2,721,789 convertible bonds, provided always that the number of such convertible bonds issued multiplied by 1.25, when added to the number of stock options issued to selected SAP Group Company managers and top performers pursuant to the authorization set forth under II. below, does not exceed 3,402,237.

                         The issue of convertible bonds to members of the Executive Board will be disclosed each year in the notes to the financial statements included in the annual report, and the disclosures will include the number of convertible bonds issued and the names of the beneficiary members of the Executive Board. The number of conversion rights exercised by the members of the Executive Board during the fiscal year, together with the conversion prices paid, and the number of convertible bonds held by the members of the Executive Board at year-end, will similarly be disclosed.

                    (2)  Conversion rights

                         Upon the issue of the convertible bonds, the holders of the convertible bonds are entitled to convert their convertible bonds into ordinary voting bearer shares of SAP AG. In this regard, each convertible bond with a nominal amount of euro 1 entitles its holder to subscribe for one SAP AG ordinary share. The new ordinary shares are eligible for dividends as of the beginning of the fiscal year for which, as at the time of the exercise of the conversion right, no resolution of the annual general meeting of shareholders has been adopted with regard to the appropriation of retained earnings for the year. The conversion terms may provide that the Company, at its option, may elect to satisfy the beneficiary's conversion right by issuing to the beneficiary shares acquired by the Company instead of new shares by using the Contingent Capital. All decisions concerning the issue of shares acquired by the Company to beneficiaries who are members of SAP AG's Executive Board will be made solely by the Supervisory Board.

                    (3)  Issue periods

                         The convertible bonds will be issued in not fewer than three annual tranches, and no more than 50% of the total number to be issued will be included in any single tranche. Convertible bonds will not be issued between the sixteenth day of the last month of each quarter and the day on which SAP AG announces the provisional results for that quarter (inclusive), nor will they be issued between March 16 of each year and the day of the annual general meeting of SAP AG (inclusive). The day of issue is the day on which SAP AG or the credit institution managing the issue on behalf of SAP AG accepts the beneficiary's subscription.

                    (4)  Exercise periods

                         Beneficiaries may exercise their conversion rights for the first time after the expiration of a freeze period. The freeze period for 33% of a beneficiary's conversion rights ends two years after the issue of the respective convertible bonds (i.e. the day on which SAP AG or the credit institution managing the issue on behalf of SAP AG accepts the beneficiary's subscription). The freeze period for the next 33% ends three years after the issue of the respective convertible bonds, and the freeze period for the balance ends four years after the issue of the respective convertible bonds. Conversion rights cannot be exercised between the sixteenth day of the last month of each quarter and the day on which SAP AG announces the provisional results for that quarter (inclusive), nor can they be exercised between March 16 of each year and the day of the annual general meeting of shareholders of SAP AG (inclusive).

                    (5)  Conversion price and additional cash payment

                         The conversion price for one SAP AG ordinary share shall equal the closing price of the SAP AG ordinary share quoted in the XETRA trading system (or any successor system) of the Frankfurt Stock Exchange on the last trading day prior to the issue of the respective convertible bond (the day on which SAP AG or the credit institution managing the issue on behalf of SAP AG accepts the beneficiary's subscription). Upon the exercise of the conversion rights, an additional payment for each share equal to the amount by which the conversion price of the share exceeds the nominal amount of the converted convertible bond shall be due. The conversion price will in no event be less than the lowest issue price within the meaning of Section 9 (1) AktG.

                         The conversion terms may provide that if, during the term of the convertible bonds, the capital stock of SAP AG is increased by the issue of new shares by granting subscription rights to the shareholders with respect thereto or shares owned by the Company are sold or bonds with conversion rights or warrant rights in respect of SAP AG shares are issued, the conversion price shall be reduced in proportion as the price of the shareholders' subscription rights averaged over all the days on which the subscription rights were traded on the Frankfurt Stock Exchange stands in relation to the SAP AG ordinary share closing price in the XETRA trading system (or any successor system) of the Frankfurt Stock Exchange on the last trading day prior to the issue of the shares on the exercise of the subscription right. Such a reduction will not be applied if the holders of the convertible bonds are accorded subscription rights that are equivalent to the shareholders' subscription rights.

                    (6)  Non-negotiability

                         The convertible bonds are non-negotiable. Holders of the attaching conversion rights may exercise those rights only while they are employees of SAP AG or an SAP Group Company and termination notice has not been given with respect to their employment. Notwithstanding the foregoing provision, holders of conversion rights for which the freeze period set forth in (4) above has expired at the time when employment termination notice is served or at the time when the employment expires if it is not terminated by notice may exercise their conversion rights within a grace period of three months after employment termination notice is served or the employment ends, subject to the provisions in (4) above concerning times when conversion rights cannot be exercised. If these conversion rights are not exercised within the grace period, they shall lapse at the end thereof. Conversion rights for which the freeze period set forth in (4) above has not expired shall lapse at the time when employment termination notice is served or at the time when the employment ends if it is not terminated by notice. Special provision may be made for cases of death, retirement, mutually agreed termination and hardship. This also applies in the event that SAP AG transfers any participation in Group Companies to a third party.

                    (7)  Other provisions

                         Subject to the consent of the Supervisory Board, the Executive Board is authorized to adopt additional conversion terms and details relating to the issue and structure of the convertible bonds. Where the beneficiaries are Executive Board members, the Supervisory Board shall adopt additional conversion terms as well as terms relating to the issue and structure of the convertible bonds.

          II.

               a) Subject to the consent of the Supervisory Board and as set forth in further detail under subsection b) below, the Executive Board is authorized to issue no more than 9,978,199 stock options carrying subscription rights in respect of SAP AG ordinary voting shares under the SAP AG 2000 Long Term Incentive Plan by no later than December 31, 2004, provided always that the number of such stock options issued, when added to the number of the convertible bonds issued pursuant to the authorization set forth under I. above multiplied by 1.25, does not exceed 9,978,199. The stock options may carry subscription rights in respect of SAP AG ordinary shares so that each stock option entitles to subscribe for one SAP AG ordinary share. The stock options may be issued only to members of SAP AG's Executive Board and selected SAP AG managers and top performers as well as to executive board members, selected managers and top performers of any affiliated companies (verbundene Unternehmen) of SAP AG within the meaning of Section 15 AktG ("Konzerngesellschaften" ("Group Companies")). The authorization to issue stock options to members of SAP AG's Executive Board is granted solely to the Supervisory Board. The stock options may also be transferred to a credit institution subject to a duty to transfer them at the instruction of SAP AG to beneficiaries as contemplated under subsection b) (1) below, who alone are entitled to exercise the subscription rights.

                    The shareholders' subscription rights are excluded.

               b) The following conditions apply to the issue of stock options under the SAP AG 2000 Long Term Incentive Plan:

                    (1)  Beneficiaries

                    The stock options under the SAP AG 2000 Long Term Incentive Plan may be issued only to members of SAP AG's Executive Board and selected SAP AG managers and top performers, and to members of the executive boards of SAP Group Companies as well as selected SAP Group Company managers and top performers. SAP AG's Executive Board will determine the individual beneficiaries and the number of stock options to be offered to each. To the extent that beneficiaries are members of SAP AG's Executive Board, the determination of the individual beneficiaries and the issue of the stock options is exclusively incumbent upon SAP AG's Supervisory Board.

                    The number of the stock options that may be issued is limited as follows:

                         aa) to all members of SAP AG's Executive Board, in total no more than 408,247 stock options, provided always that the number of such stock options issued, when added to the number of convertible bonds issued to members of SAP AG's Executive Board pursuant to the authorization set forth under I. above multiplied by 1.25, does not exceed 408,247;

                         bb) to all members of the SAP Group Company executive boards, in total no more than 2,018,673 stock options, provided always that the number of such stock options issued multiplied by 1.25, when added to the number of convertible bonds issued to members of the SAP Group Company executive boards pursuant to the authorization set forth under I. above, does not exceed 2,018,673;

                         cc)  to all selected SAP AG managers and top
                              performers, in total no more than 4,149,042 stock options, provided always that the number of such stock options issued multiplied by 1.25, when added to the number of convertible bonds issued to selected SAP AG managers and top performers pursuant to the authorization set forth under I. above, does not exceed 4,149,042;

                         dd) to all selected SAP Group Company managers and top performers, in total no more than 3,402,237 stock options, provided always that the number of such stock options issued multiplied by 1.25, when added to the number of convertible bonds issued to selected SAP Group Company managers and top performers pursuant to the authorization set forth under I. above, does not exceed 3,402,237.

                         The issue of stock options to members of the Executive Board will be disclosed each year in the notes to the financial statements included in the annual report, and the disclosures will include the number of stock options issued and the names of the beneficiary members of the Executive Board. The number of subscription rights exercised by the members of the Executive Board during the fiscal year, together with the exercise prices paid, and the number of stock options held by the members of the Executive Board at year-end, will similarly be disclosed.

                    (2)  Subscription rights

                         The holders of stock options are entitled to subscribe for SAP AG ordinary voting bearer shares. In this regard, each stock option entitles its holder to subscribe for one SAP AG ordinary share in consideration of payment of the exercise price as determined in (6) below. The new ordinary shares are eligible for dividends as of the beginning of the first fiscal year for which, as at the exercise of the subscription right, no resolution by the annual general meeting of shareholders on the appropriation of retained earnings for the year has been adopted. The warrant terms may provide that the Company, at its option, may elect to satisfy the beneficiary's conversion right by issuing to the beneficiary shares acquired by the Company rather than new shares by using the Contingent Capital. All decisions concerning the issue of the Company's own shares to beneficiaries who are members of SAP AG's Executive Board will be made solely by the Supervisory Board.

                    (3)  Issue periods

               The stock options will be issued in not fewer than three annual tranches, and no more than 50% of the total number to be issued will be included in any single tranche. Stock options will not be issued between the sixteenth day of the last month of a fiscal quarter and the day on which SAP AG announces the provisional results for that quarter (inclusive), nor will they be issued between March 16 of each year and the day of annual general meeting of shareholders of SAP AG (inclusive). The day of issue is the day on which SAP AG or the credit institution managing the issue on behalf of SAP AG accepts the beneficiary's subscription.

                    (4)  Exercise periods

                         Beneficiaries may exercise their subscription rights under stock options during a term not exceeding 10 years as of the date of their issue and for the first time after the expiration of a freeze period. The freeze period for 33% of a beneficiary's subscription rights ends two years after the issue of the stock options (i.e. the day on which SAP AG or the credit institution managing the issue for SAP AG accepts the beneficiary's subscription). The freeze period for the next 33% ends three years after the issue of the stock options, and the freeze period for the balance ends four years after the issue of the stock options. Subscription rights cannot be exercised between the sixteenth day of the last month of a fiscal quarter and the day on which SAP AG announces the provisional results for that quarter (inclusive), nor can they be exercised between March 16 of each year and the day of the annual general meeting of shareholders of SAP AG (inclusive).

                    (5)  Exercise threshold

                         Subscription rights attaching to stock options may be exercised only if the performance of the SAP AG ordinary share value over the period commencing upon the issue of the stock option concerned ("initial value") and the last trading day on the Frankfurt Stock

                         Exchange prior to the exercise of the subscription rights attaching to the stock options ("final value") exceeds the performance of the reference index over the same period.

                         The reference index is the GSTITM Software index determined by the investment bank Goldman, Sachs & Co. If Goldman, Sachs & Co. discontinues to determine the GSTI Software index, such index shall be replaced by another reference index that substantially plots the performance of software manufacturers and whose development showed a strong correlation with that of the GSTI Software index during the last year of the GSTI Software index. If no such other index is available, the GSTI Software index will be updated. Any decision concerning the replacement of the reference index or rules for updating the GSTI index will be made by SAP AG's Supervisory Board.

                         The initial value for determining the performance of the SAP AG ordinary share is the closing price of the SAP AG ordinary share quoted in the XETRA trading system (or any successor system) of the Frankfurt Stock Exchange on the last trading day prior to the issue of the stock option (the day on which SAP AG or the credit institution managing the issue for SAP AG accepts the beneficiary's subscription). The initial value for determining the performance of the reference index is the last value recorded for the reference index on the same trading day on the Chicago Board Options Exchange. The final value for determining the performance of the SAP AG ordinary share is the closing price of the SAP AG ordinary share quoted in the XETRA trading system (or any successor system) of the Frankfurt Stock Exchange on the last trading day prior to exercise of the subscription right attaching to the stock option. The final value for determining the performance of the reference index is the last value recorded for the reference index on the same trading day on the Chicago Board Options Exchange. The initial value and the final value of the reference index will be translated from U.S. dollars to euros using the spot mid cash-paper range rate on the Frankfurt interbank market.

                         Performance is the price change measured between the initial value and the final value, expressed as percentage points. In calculating the performance of the SAP ordinary share, the same adjustment rules for dividend payments, subscription rights, and other special rights are applied to the stock exchange prices used as are applied in determining the relevant reference index.


                                                             -------------------
                                 (TM)GSTI is a trademark of Goldman, Sachs & Co.

                    (6)  Exercise price

                         The exercise price for one SAP AG ordinary share is calculated by reference to the outperformance. The outperformance is the percentage points by which the performance of the SAP AG ordinary share determined in accordance with (5) below exceeds the performance of the reference index determined in accordance with (5) below, as follows:

                         The exercise price is the final value determined in accordance with (5) below less the product of the initial value determined in accordance with (5) below and the outperformance.

                         Example:

                         Initial value = euro 400
                         Final value = euro 600
                         Performance of the SAP ordinary share = 50%
                         Performance of the reference index = 20%
                         Exercise price = euro 600 minus (30% of euro 400) = euro 480

                         The warrant terms may provide that if, during the term of the stock options, the capital stock of SAP AG is increased by the issue of new shares by granting subscription rights to the shareholders with respect thereto or shares owned by the Company are sold or bonds with conversion rights or warrant rights in respect of SAP AG shares are issued, the exercise price shall be reduced in proportion as the price of the shareholders' subscription rights averaged over all the days on which the subscription rights were traded on the Frankfurt Stock Exchange stands in relation to the SAP AG ordinary share closing price in the XETRA trading system (or any successor system) of the Frankfurt Stock Exchange on the last trading day prior to the issue of the shares upon the exercise of the subscription right. Such a reduction will not be applied if the holders of the stock options are accorded subscription rights that are equivalent to the subscription rights enjoyed by the shareholders.

                         The minimum exercise price will in no event be less than the lowest issue price within the meaning of
                         Section 9 (1) AktG.

                    (7)  Non-negotiability

                         The stock options are non-negotiable. Holders of the inherent subscription rights may exercise those rights only while they are employees of SAP AG or an SAP Group Company and termination notice has not been given with respect to their employment. Notwithstanding the foregoing provision, holders of subscription rights for which the freeze period laid down in (4) above has expired at the time when employment termination notice is served or at the time when the employment ends if it is not terminated by notice may exercise their conversion rights within a grace period of three months after employment termination notice is served or the employment ends, subject to the provisions in (4) above concerning times when conversion rights cannot be exercised. If these subscription rights are not exercised within the grace period they lapse at the end of it. Subscription rights for which the freeze period set forth in (4) above has not expired shall lapse at the time when employment termination notice is served or at the time when the employment ends if it is not terminated by notice. Special provision may be made for cases of death, retirement, resignation on friendly terms, and hardship. This also applies in the event that SAP AG transfers any participation in Group Companies to a third party.

                    (8)  Other provisions

                         Subject to the consent of the Supervisory Board, the Executive Board is authorized to adopt additional warrant terms and details relating to the issue and structure of the stock options. Where the beneficiaries are Executive Board members, the Supervisory Board shall adopt additional warrant terms relating to the issue and structure of the stock options.

     B.   Creation of a new corresponding Contingent Capital V

          The Company's capital stock is subject to a further contingent increase by euro 9,978,199 by issuing up to 9,978,199 no-par ordinary voting bearer shares (Contingent Capital V). Said Contingent Capital V shall serve to secure the conversion rights attaching to the convertible bonds and the subscription rights attaching to the stock options issued under the SAP AG 2000 Long Term Incentive Plan in the period between May 4, 2001 and December 31, 2004 by virtue of the authorization granted by the general meeting of shareholders of SAP AG of January 18, 2000, as amended and supplemented by the resolution adopted by the annual general meeting of shareholders of SAP AG of May 3, 2001. Said contingent capital increase shall be effected only to the extent that the convertible bonds and stock options are actually issued and the holders of such convertible bonds and stock options actually exercise their conversion rights or subscription rights, as appropriate, in respect of ordinary shares in the Company and the Company does not grant own shares in satisfaction of the conversion rights or subscription rights, as appropriate. The issue of new shares from Contingent Capital V shall be effected, insofar as it is implemented in satisfaction of the conversion rights under convertible bonds, at the price determined by the annual general meeting of shareholders of May 3, 2001 in accordance with the resolution adopted in respect of Agenda
          Item 11 I. b) (5) and, to the extent that it is implemented in satisfaction of subscription rights under stock options, at the price determined by the annual general meeting of shareholders of May 3, 2001 in accordance with the resolution adopted in respect of Agenda
          Item 11 I. b) (6). The new shares issued in connection with the exercise of such conversion rights or subscription rights are eligible for dividends as of the beginning of the fiscal year with regard to which, as at the time of the exercise of the conversion or subscription rights, no resolution by the annual general meeting of shareholders concerning the appropriation of retained earnings for the year has been adopted.

          The following new paragraph (12) is included in Section 4 of the Articles of Association:

              "(12) The Company's capital stock is subject to a further
                    contingent increase by euro 9,978,199 by issuing up to 9,978,199 no-par ordinary voting bearer shares (Contingent Capital V). Said contingent capital increase shall be effected only to the extent that the holders of the convertible bonds and stock options issued by SAP AG under the SAP AG 2000 Long Term Incentive Plan by virtue of the authorization resolution of the general meeting of shareholders of January 18, 2000 and the supplementing authorization of the annual general meeting of shareholders of May 3, 2001 in the period until December 31, 2004 actually exercise their conversion rights or subscription rights, as appropriate, in respect of ordinary shares in the Company and the Company does not grant own shares in satisfaction of such conversion rights or subscription rights, as appropriate. The new shares issued in connection with the exercise of such conversion rights or subscription rights are eligible for dividends as of the beginning of the fiscal year with regard to which, as at the time of the exercise of the conversion or subscription right, no resolution by the annual general meeting of shareholders concerning the appropriation of retained earnings for the year has been adopted."

                                      ***

REPORT OF THE EXECUTIVE BOARD CONCERNING AGENDA ITEM 11

Under Agenda Item 11 of the annual general meeting of shareholders of May 3, 2001, the Executive Board and the Supervisory Board propose that the authorization granted by the extraordinary general meeting of shareholders of January 18, 2000 concerning the establishment of the SAP AG 2000 Long Term Incentive Plan (the "LTI

PLAN") be adjusted to the effect that under such authorization, convertible bonds and/or stock options may exclusively be issued if carrying subscription rights in respect of ordinary voting shares in the Company instead of subscription rights in respect of non-voting preference shares. The Executive Board submits the following report for the purpose of substantiating and providing details in respect of the aforementioned resolution proposal, which report, constituting an integral part of the present invitation, will also be available to the shareholders for inspection at the annual general meeting of shareholders and, as of the day of the convocation of the annual general meeting of shareholders, at the offices of the Company and will be sent to any shareholder upon request:

     1.   PURPOSE OF THE ADJUSTMENT

     Under Agenda Item 7 a) of the annual general meeting of shareholders of May 3, 2001, the Executive Board and the Supervisory Board propose that the non-voting preference shares be converted into ordinary voting shares. Thus, the existing two different classes of shares will be consolidated and the class of the non-voting preference share will cease to exist. The resolution proposals under Agenda Items 8, 9, 10, 12 and 13 have the same objective. The reasons for the proposed conversion of the preference shares into ordinary shares are set forth in detail in the report of the Executive Board concerning Agenda Items 7 and 8. The proposed adjustment of the authorization to the effect that under such authorization, convertible bonds and/or stock options under the LTI Plan may exclusively be issued if carrying subscription rights in respect of ordinary shares in the Company instead of subscription rights in respect of preference shares directly ensues from the proposed conversion of the non-voting preference shares into ordinary voting shares. After the implementation of the harmonized capital structure of the Company by canceling the class of the preference share and unless otherwise resolved by the annual general meeting of shareholders, no more non-voting preference shares will be issued.

     2. THE SAP AG 2000 LONG TERM INCENTIVE PLAN PURSUANT TO THE AUTHORIZATION GRANTED BY THE GENERAL MEETING OF SHAREHOLDERS OF JANUARY 18, 2000

     By virtue of the approving special resolution adopted by the extraordinary general meeting of shareholders of January 18, 2000, the Executive Board was authorized to issue convertible bonds and stock options under the LTI Plan carrying subscription rights in respect of preference shares. Such authorization was amended by virtue of the resolution adopted by the annual general meeting of shareholders of May 5, 2000 so as to reflect the 1:3 share split. Accordingly, the Executive Board was authorized to issue convertible bonds and stock options carrying subscription rights in respect of a total of up to 18,750,000 preference shares in the Company. The Executive Board and the Supervisory Board exercised this authorization on or before March 16, 2001 by issuing convertible bonds carrying conversion rights in respect of a total of 5,581,959 preference shares and stock options carrying subscription rights in respect of a total of 1,794,352 preference shares, corresponding to a total of 7,376,311 preference shares in the Company. The Executive Board submitted a detailed report to the general meeting of shareholders of January 18, 2000 concerning the LTI Plan. This report (the "ORIGINAL LTI PLAN REPORT") will be available to the shareholders for inspection at the annual general meeting of shareholders of May 3, 2001 and, as of the day of the convocation of the annual general meeting of shareholders of May 3, 2001, at the offices of the Company and will be sent to any shareholder upon request.

     3.   ALTERNATIVE APPROACHES

     In order to attain the objective of a single class of shares, i.e. ordinary voting shares, there are two alternatives with regard to the convertible bonds and stock options not yet issued under the LTI Plan:

     If the authorization concerning the creation of conversion and subscription rights in respect of shares in the Company under the LTI Plan and the terms and conditions thereof were not adjusted, additional convertible bonds and stock options carrying conversion rights or subscription rights, as appropriate, in respect of non-voting preference shares would have to be issued. For the purpose of satisfying such rights, the Company would have to issue new non-voting preference shares upon the exercise of the respective conversion or subscription rights. Thus, two classes of shares would continue to exist so that the annual general meeting of shareholders would annually have to resolve upon the conversion of the new non-voting preference shares so created into ordinary voting shares in order to re-establish the capital structure as set up in accordance with the proposed conversion of the preference shares into ordinary shares. In addition, the listing of the SAP preference shares will be discontinued as a result of the conversion of the preference shares into ordinary shares. Thus, the granting of rights in respect of preference shares would run counter to the incentive effects intended to attach to the granting of conversion and subscription rights in respect of preference shares under the LTI Plan.

     Accordingly, the Executive Board and the Supervisory Board propose a simpler and more consistent approach, i.e. adjusting the authorization concerning the establishment of the LTI Plan to the effect that under such authorization, convertible bonds and/or stock options may in the future exclusively be issued if carrying subscription rights in respect of ordinary voting shares in the Company.

     4.   AMENDMENTS TO THE SAP AG 2000 LONG TERM INCENTIVE PLAN

     The scope of the authorization concerning the establishment of the LTI Plan is to remain unchanged. The same applies to the term of said authorization. Since convertible bonds and stock options carrying conversion rights or subscription rights, as appropriate, in respect of a total of 7,376,311 preference shares have already been issued under the LTI Plan on or before March 16, 2001, the remaining scope of the authorization extends to the issue of convertible bonds and stock options carrying conversion rights or subscription rights, as appropriate, in respect of a total of up to 9,978,199 preference shares by no later than December 31, 2004.

     This remainder is lower than the difference of the original maximum number of 18,750,000 shares and the number of the conversion and subscription rights issued since in connection with the determination of the maximum number of subscription rights, pursuant to the authorization granted by the general meeting of shareholders of January 18, 2000, any convertible bonds are to be multiplied by 1.25. Hence, the remaining scope of the authorization is to be determined as follows: original scope of the authorization extending to 18.75 million shares, less 1,794,352 stock options issued, less 5,581,959 convertible bonds issued, multiplied by
     1.25. The remaining scope of the authorization therefore extends to a maximum number of 9,978,199 shares. It is proposed that these shares will in the future be ordinary voting shares.

     To the extent that the terms and conditions of the LTI Plan refer to the market price of the preference shares in terms of reference figure, the price of the SAP ordinary share will in the future be decisive. Notwithstanding the above, the remaining terms and conditions will remain unaffected. In detail, the amendments to the terms and conditions are as follows:

     Upon the exercise of any conversion rights attaching to convertible bonds, the conversion price for one SAP AG ordinary share shall equal the closing price of the SAP AG ordinary share quoted in the XETRA trading system of the Frankfurt Stock Exchange on the last trading day prior to the issue of the respective convertible bond (for details, see the resolution proposal under Agenda Item 11, A I b (5)).

     Upon the exercise of a stock options, the subscription price for one SAP AG ordinary share is calculated by reference to the outperformance of the price of the SAP ordinary share in respect of the GSTI Software Index (for details, see the resolution proposal under Agenda Item 11, A II b (6)). With regard to the exercise threshold, the price of the SAP ordinary share shall be decisive in the future as well. The outperfomance is continued to be determined as the price change in the period between the issue of the stock option and its exercise, so that the exercise threshold may be reached even in case of a negative price development, provided that the price development has been more favorable than the development of the reference index in the same period as expressly set out, for the avoidance of doubt, in the resolution proposal under Agenda Item 11 A II b (5) (end of section). Finally, under II b (4), it is proposed to supplement the terms and conditions of the Plan so as to clarify that the term of the stock options, as previously, may not exceed ten years.

     As set out in the report of the Executive Board submitted to the extraordinary general meeting of shareholders of January 18, 2000 (Original LTI Plan Report), the convertible bonds and stock options are to be offered to the beneficiaries on the condition that said beneficiaries, at their option, may elect to exclusively subscribe for convertible bonds or stock options or 50% of convertible bonds and 50% of stock options for each tranche issued. It was found, at the time of the initial establishment of the LTI Plan, that the intrinsic value of a convertible bond exceeds the intrinsic value of a stock option by 1.25. Thus, in 2000 and 2001, the offers to the beneficiaries under the LTI Plan were based on this ratio. Due to the volatility of the share, the ratio between convertible bonds and stock options is subject to change. It is proposed that such changes be taken into account in connection with any future offers to the beneficiaries under the LTI Plan. The scope of the authorization, however, will remain unaffected both with regard to the aggregate scope and with regard to the convertible bonds and the stock options.

     5. EXCLUSION OF THE SHAREHOLDERS' SUBSCRIPTION RIGHTS IN CONNECTION WITH THE SAP AG 2000 LONG TERM INCENTIVE PLAN

     The objective pursued with the LTI Plan may be attained only if the shareholders' subscription rights in respect of convertible bonds and stock options, which are exclusively issued to SAP AG's Executive Board and selected SAP AG managers and top performers as well as to executive board members, selected managers and top performers of any affiliated companies (verbundene Unternehmen) of SAP AG, are excluded. Accordingly, the shareholders' subscription rights were already excluded by virtue of the authorization resolution of the extraordinary general meeting of shareholders of January 18, 2000 and the legitimacy thereof has been substantiated in detail in the report submitted to the general meeting of shareholders in this regard (Original LTI Plan Report) and the reasons set forth therein remain valid. It is proposed that the exclusion of the shareholders' subscription rights be maintained. Due to the adjustment of the LTI Plan so as to reflect the proposed conversion of the preference shares into ordinary shares, however, the number of the ordinary voting shareholders will increase and, as a consequence, the relative voting interests of the existing shareholders will be subject to a certain dilution effect, however, this would also be the case if non-voting preference shares were issued to the holders of convertible bonds and stock options and such preference shares were subsequently converted into ordinary voting shares by virtue of a resolution of the annual general meeting of shareholders. In addition, the shareholders intending to maintain their participation ratios and their relative voting interests have the opportunity to acquire the required number of shares on the stock exchange. In light of the above, the exclusion of the shareholders' subscription rights under the amended LTI Plan is necessary and required in the interest of the Company and it does not appear to be unreasonable, taking into account the shareholders' legitimate interests.

     6.   CREATION OF CONTINGENT CAPITAL V

     For the purpose of securing the subscription rights in respect of ordinary shares which may arise on the grounds of the amended authorization concerning the issue of convertible bonds and stock options under the LTI Plan, a corresponding additional Contingent Capital needs to be created. The resolution proposal under Agenda Item 11 therefore provides for the creation of a Contingent Capital V in the required scope.




Walldorf, March
2001 The Executive Board

                                      ***

12. CANCELLATION OF AUTHORIZED CAPITAL I AND II AND CREATION OF NEW AUTHORIZED CAPITAL I AND II

     Section 4 (6) and Section 4 (8) of the Articles of Association, as amended, provide for the creation of Authorized Capital I and II, authorizing the Executive Board to increase the Company's capital stock by issuing non-voting preference shares. These authorizations have not yet been exercised. With regard to the conversion of preference shares into ordinary shares as proposed under Agenda Item 7 a), it is proposed that the Executive Board be authorized to increase the capital stock by issuing ordinary voting shares by means of creating corresponding Authorized Capital.

     The Executive Board and the Supervisory Board propose that the following resolutions be adopted:

     a) Authorized Capital I, as determined in Section 4 (6) of the Articles of Association, is cancelled with effect as of the date of the entry of the new Authorized Capital I as set out below:

          Subject to the consent of the Supervisory Board, the Executive Board is authorized to increase the Company's capital stock, on one or more occasions, by no later than May 1, 2006 by up to a total amount of euro 60 million against contributions in cash by issuing new no-par ordinary voting bearer shares (Authorized Capital I). The new shares shall be offered to the shareholders for subscription. Subject to the consent of the Supervisory Board, the Executive Board is authorized, however, to exclude fractional shares from the shareholders' subscription rights. Subject to the consent of the Supervisory Board, the Executive Board is authorized to determine the further details of the implementation of the capital increases from Authorized Capital I. The Supervisory Board is authorized to amend the wording of the Articles of Association after the full or partial implementation of the capital stock increase from Authorized Capital I or after the expiration of the authorization period in accordance with the scope of the capital increase from Authorized Capital I.

          Section 4 (6) of the Articles of Association is amended to read as follows:

               "Subject to the consent of the Supervisory Board, the Executive Board is authorized to increase the Company's capital stock, on one or more occasions, by no later than May 1, 2006 by up to a total amount of euro 60 million against contribution in cash by issuing new no-par ordinary voting bearer shares (Authorized Capital I). The new shares shall be offered to the shareholders for subscription. Subject to the consent of the Supervisory Board, the Executive Board is authorized, however, to exclude fractional shares from the shareholders' subscription rights. Subject to the consent of the Supervisory Board, the Executive Board is authorized to determine the further details of the implementation of the capital increases from Authorized
               Capital I. The Supervisory Board is authorized to amend the wording of the Articles of Association after the full or partial implementation of the capital stock increase from Authorized Capital I or after the expiration of the authorization period in accordance with the scope of the capital increase from Authorized Capital I."

     b) Authorized Capital II, as determined in Section 4 (8) of the Articles of Association, is cancelled with effect as of the date of the entry of the new Authorized Capital II as set out below:

          Subject to the consent of the Supervisory Board, the Executive Board is authorized to increase the Company's capital stock, on one or more occasions, by no later than May 1, 2006 by up to a total amount of euro 60 million against contributions in cash or in kind by issuing new no-par ordinary voting bearer shares (Authorized Capital II). Subject to the consent of the Supervisory Board, the Executive Board is authorized to exclude the shareholders' statutory subscription rights:

          -    in respect of fractional shares;

          - where the capital is increased against contributions in cash and the portion of the capital stock represented by the new shares in respect of which the subscription rights are excluded does not exceed 10% of such capital stock at the time the new shares are issued and the issue price of the new shares is not materially below the stock exchange price of listed shares of the same class carrying the same rights at the time the Executive Board finally determines the issue price, as provided by Section 203 (1) and
               (2) and Section 186 (3) sentence 4 AktG;

          - where the capital is increased against contributions in kind to obtain shares for the acquisition of enterprises or interests therein.

          Subject to the consent of the Supervisory Board, the Executive Board is authorized to determine the further details of the implementation of the capital increases from Authorized Capital II.

          The Supervisory Board is authorized to amend the wording of the Articles of Association after the full or partial implementation of the capital stock increase from Authorized Capital II or after the expiration of the authorization period in accordance with the scope of the capital increase from Authorized Capital II.

          Section 4 (8) of the Articles of Association is amended to read as follows:

               "Subject to the consent of the Supervisory Board, the Executive Board is authorized to increase the Company's capital stock, on one or more occasions, by no later than May 1, 2006 by up to a total amount of euro 60 million against contributions in cash or in kind by issuing new no-par ordinary voting bearer shares (Authorized Capital II). Subject to the consent of the Supervisory Board, the Executive Board is authorized to exclude fractional shares from the shareholders' subscription rights:

               -    in respect of fractional shares;

               - where the capital is increased against contributions in cash and the portion of the capital stock represented by the new shares in respect of which the subscription rights are excluded does not exceed 10% of such capital stock at the time the new shares are issued and the issue price of the new shares is not materially below the stock exchange price of listed shares of the same class carrying the same rights at the time the Executive Board finally determines the issue price, as provided in Section 203 (1) and (2) and Section 186 (3) sentence 4 AktG;

               - where the capital is increased against contributions in kind to obtain shares for the acquisition of enterprises or interests therein.

               Subject to the consent of the Supervisory Board, the Executive Board is authorized to determine the further details of the implementation of the capital increases from the Authorized Capital. The Supervisory Board is authorized to amend the wording of the Articles of Association after the full or partial implementation of the capital stock increase from Authorized Capital or after the expiration of the authorization period in accordance with the scope of the capital increase from Authorized Capital II."


                                      ***

     REPORT OF THE EXECUTIVE BOARD CONCERNING AGENDA ITEM 12

     Under Agenda Item 12 of the annual general meeting of shareholders of May 3, 2001, the Executive Board and the Supervisory Board propose that the existing Authorized Capital I and II be cancelled and replaced by a new Authorized Capital I and II, authorizing the Executive Board to increase the Company's capital stock by issuing ordinary voting shares. Pursuant to
     Section 203 (2) in connection with Section 186 (4) sentence 2 AktG, the Executive Board submits the following report on the reasons for the exclusion of the shareholders' subscription rights, which report, constituting an integral part of the present invitation, will also be available to the shareholders for inspection at the annual general meeting of shareholders and, as of the day of the convocation of the annual general meeting of shareholders, at the offices of the Company and will be sent to any shareholder upon request:

     1.   EXISTING AUTHORIZED CAPITAL AND REASONS FOR THE PROPOSED AMENDMENTS

     Under Agenda Item 7 a) of the annual general meeting of shareholders of May 3, 2001, the Executive Board and the Supervisory Board propose that the non-voting preference shares be converted into ordinary voting shares. Thus, the existing two different classes of shares will be consolidated and the class of the non-voting preference share will cease to exist. The reasons for the proposed conversion of the preference shares into ordinary shares are set forth in detail in the report of the Executive Board concerning Agenda Items 7 and 8. With a view to the consistent implementation of the proposed conversion of the preference shares into ordinary shares, it is necessary that the issue of preference shares be discontinued. Pursuant to Section 4 (6) of the Articles of Association, however, the Executive Board is currently authorized to increase the Company's capital stock, on one or more occasions, by no later than May 15, 2003 by up to a total amount of euro 5,112,918.81 by issuing non-voting preference shares (Authorized Capital I) and, pursuant to Section 4 (8) of the Articles of Association, the Executive Board is currently authorized to increase the Company's capital stock, on one or more occasions, by no later than May 1, 2005 by up to a total amount of euro 25,000,000.00 by issuing non-voting preference shares (Authorized Capital II). With a view to consistently supplementing the conversion of the preference shares into ordinary shares as proposed under Agenda Item 7 a) and preventing the creation of preference shares, it is proposed that the aforementioned Authorized Capital I and II be cancelled. In order to place the Company in a position to continue to pursue the objectives pertaining to the existing Authorized Capital, a new Authorized Capital I and a new Authorized Capital II are to be created by virtue of the resolutions proposed under Agenda
     Item 12.

     2.   NEW AUTHORIZED CAPITAL AND RELEVANT BENEFITS ACCRUING TO THE COMPANY

     It is proposed that a new Authorized Capital I and a new Authorized Capital II be created up to an aggregate amount of euro 120 million, divided into 120 million ordinary voting shares. By virtue of Authorized Capital I, the Executive Board is authorized, subject to the consent of the Supervisory Board, to increase the Company's capital stock on one or more occasions by up to a total amount of euro 60 million against contributions in cash by issuing new ordinary voting shares. The new shares are to be offered to the shareholders for subscription. Subject to the consent of the Supervisory Board, the Executive Board is authorized, however, to exclude fractional shares from the shareholders' subscription rights (see subsection 3. below). By virtue of Authorized Capital II, the Executive Board is authorized, subject to the consent of the Supervisory Board, to increase the Company's capital stock on one or more occasions by up to a total amount of euro 60 million against contributions in cash or in kind by issuing new ordinary voting shares. Subject to the consent of the Supervisory Board, the Executive Board is authorized to exclude fractional shares from the shareholders' subscription rights (see subsection 3. below). It is proposed that the authorizations be granted for the maximum term permissible under applicable law (i.e. until May 1, 2006).

     The proposed authorizations concerning the issue of new shares from Authorized Capital I and II are designed to place the Executive Board in a position to react at short notice, subject to the consent of the Supervisory Board, to any financing requirements in connection with the implementation of strategic decisions.

     3.   EXCLUSION OF THE SUBSCRIPTION RIGHTS

          a)   Authorized Capital I

          In connection with Authorized Capital I, it is proposed that the Executive Board, subject to the consent of the Supervisory Board, be authorized to exclude any fractional shares from the shareholders' subscription rights. The exclusion of said subscription rights in respect of fractional shares is required in order to ensure a subscription ratio which is susceptible of being implemented in technical terms. The fractional amounts in respect of shares excluded from the shareholders' subscription rights will be used either by sale on the stock exchange or in any other suitable manner so as to further the Company's interests. Due to the exclusion of such fractional amounts, the risk of a dilution effect is low. In light of the above, the Executive Board and the Supervisory Board consider the exclusion of the shareholders' subscription rights to be legitimate and reasonable for the shareholders.

          b)   Authorized Capital II

          In connection with Authorized Capital II, it is proposed that the Executive Board, subject to the consent of the Supervisory Board, be authorized to exclude the shareholders' subscription rights in the event of any capital increases against contributions in kind in connection with the granting of shares for the purpose of acquiring enterprises or interests therein. This authorization is designed to place the Company in a position to acquire enterprises or interests therein against the delivery of ordinary shares. SAP is an internationally competing company. Thus, the Company must always be in a position to act promptly and flexibly on the international markets in the interest of its shareholders. This also includes the option to acquire any enterprises or interests therein with a view to enhancing the Company's competitive position. In individual cases, the best possible way of implementing this option, in the interest of the shareholders and the Company, may consist in acquiring an enterprise or interest therein by way of granting shares in the acquiring company. Practical experience shows that the shareholders of companies being attractive in terms of an acquisition often request the delivery of voting shares in the acquiring company as consideration for the respective sale. In order to be in a position to acquire these companies as well, SAP AG must have the opportunity to grant own shares by way of consideration. The proposed authorization concerning the exclusion of the shareholders' subscription rights will place SAP AG in a position to react promptly and flexibly to, and make use of, any opportunities in connection with the acquisition of enterprises or interests therein. Due to the exclusion of the share-holders' subscription rights, the participation ratios and the relative voting interests held by the existing shareholders will be reduced and thus be subject to a certain dilution, however, in the event that the shareholders' subscription rights were maintained, the acquisition of enterprises or interests therein against the granting of ordinary shares would be impossible and neither the Company nor the shareholders would derive any benefits in this regard. The Company is currently not contemplating any specific acquisition in respect of which it intends to avail itself of this opportunity. Should any specific opportunities with regard to the acquisition of an enterprise or interest therein open up, the Executive Board will carefully assess whether it will be reasonable to make use of the possibility to implement a capital increase for the purpose of acquiring enterprises or interests therein against the issue of new SAP ordinary shares. It will do so only if the acquisition of the relevant enterprise or interest therein against the granting of SAP ordinary shares is in the reasonable interest of the Company. Only if these conditions are met, the Supervisory Board will give its required consent. The assessment of the Company's shares on the one hand and the enterprise to be acquired, or the interest to be acquired therein, on the other hand will be based on an independent goodwill opinion to be issued by an auditing company and/or an international investment bank of good standing.

          It is further proposed that the shareholders' subscription rights in connection with Authorized Capital II may be excluded, provided that the volume requirements and other conditions for the exclusion of the shareholders' subscription rights pursuant to Section 186 (3) sentence 4 AktG are met. A possible deduction from the applicable market price will presumably not exceed 3%, and in no event 5%, of the market price. The possibility to exclude the shareholders' subscription rights is designed to place the Executive Board and/or Supervisory Board in a position to make use of favorable stock market situations at short notice and, in this regard, to ensure the highest possible disposal amount by way of market-oriented pricing and thus an optimized strengthening of the equity base. Such a capital increase will allow to obtain, due to the increased flexibility in implementing measures without delay, a higher inflow of funds as compared to a similar capital increase by maintaining the shareholders' subscription rights. The proposed authorization is thus in the interest of the Company and its shareholders. It is true that the participation ratios and the relative voting interests of the existing shareholders will be reduced and thus be subject to a certain dilution. However, the shareholders intending to maintain their participation ratios and relative voting interests have the opportunity to acquire the required number of shares on the stock exchange.

          In light of the above, the Executive Board and the Supervisory Board consider the exclusion of the shareholders' subscription rights in the aforementioned cases, taking into account a possible dilution effect, to be legitimate and reasonable for the shareholders.

          In the event that the Executive Board does not exercise the aforementioned authorizations, it is proposed that the Executive Board, subject to the consent of the Supervisory Board, be further authorized, in connection with Authorized Capital II, to exclude the shareholders' subscription rights with regard to fractional shares. For a relevant substantiation, we refer to the statements made with respect to Authorized Capital I.

     4.   REPORT OF THE EXECUTIVE BOARD CONCERNING THE USE OF AUTHORIZED
          CAPITAL

     The Executive Board will report to the annual general meeting of shareholders any use of the Authorized Capital.



Walldorf, March 2001
The Executive Board


                                      ***

13. AUTHORIZATION CONCERNING THE ISSUE OF BONDS WITH DETACHABLE WARRANTS AND/OR CONVERTIBLE BONDS WITH CONCURRENT CREATION OF CONTINGENT CAPITAL AND AMENDMENTS TO THE ARTICLES OF ASSOCIATION

     On May 5, 2000, the annual general meeting of shareholders authorized the Executive Board to issue bonds with detachable warrants and/or convertible bonds carrying warrant rights or convertible rights, as appropriate, in respect of non-voting preference shares. This authorization has not yet been exercised. With regard to Agenda Item 7 a) concerning the proposed conversion of the preference shares into ordinary shares, this authorization shall be revoked and replaced by an authorization concerning the issue of bonds with detachable warrants and/or convertible bonds carrying warrant or conversion rights in respect of ordinary voting shares. The Executive Board and the Supervisory Board propose that the following resolution be adopted, which substantially corresponds to the authorization resolution of May 5, 2000:

     a) The authorization granted by the annual general meeting of shareholders of May 5, 2000 concerning the issue of bonds with detachable warrants and/or convertible bonds and the Contingent Capital concurrently created (Contingent Capital IV) pursuant to
          Section 4 (9) of the Articles of Association are cancelled with effect as of the date of the entry of the new Contingent Capital as set forth below.

          Subject to the consent of the Supervisory Board, the Executive Board is authorized to issue, on one or more occasions, by no later than May 1, 2006, bearer bonds with detachable warrants and/or convertible bonds in a total nominal amount of no more than euro 2 billion and having a maximum term of ten years and to issue to the holders of bonds with detachable warrants and the holders of convertible bonds conversion rights in respect of new SAP AG ordinary voting bearer shares representing together in total no more than euro 25 million as a calculated proportion of the capital stock, subject to the terms and conditions of the bonds with detachable warrants and the convertible bonds, as appropriate. The terms and conditions of the convertible bonds may provide that the holders of the convertible bonds will be required to convert their bonds into new shares in the Company.

          Bonds with detachable warrants and convertible bonds may be denominated in euros or in the legal currency of an OECD country. Where they are issued in a currency other than euros, the applicable value is calculated using the European Central Bank euro currency purchasing price on the day on which it is resolved to issue bonds with detachable warrants and/or convertible bonds.

          Bonds with detachable warrants and/or convertible bonds may also be issued by wholly-owned direct or indirect German or foreign affiliates of SAP AG, and in this event, subject to the consent of the Supervisory Board, the Executive Board is authorized to guarantee the bonds with detachable warrants and/or convertible bonds on behalf of the Company and to directly or indirectly grant to holders of bonds with detachable warrants warrant rights and to holders of convertible bonds conversion rights in respect of new SAP AG ordinary voting bearer shares.

          A banking syndicate will be instructed to take over the bonds with detachable warrants and convertible bonds and to offer them to the shareholders for subscription; the Executive Board is authorized, however, to exclude the shareholders' subscription rights in respect of any fractional shares arising by applying the subscription ratio. The Executive Board is also entitled to exclude subscription rights to the extent necessary in order to accord to holders of warrant or conversion rights attaching to any previously issued bonds and/or to holders of convertible bonds carrying conversion obligations, and to holders of stock options (option rights) issued by the Company, subscription rights to which those holders would be entitled upon their exercise of those warrant/option or conversion rights or, as the case may be, on their performance of the conversion obligations.

          Further, subject to the consent of the Supervisory Board, the Executive Board is authorized to exclude the shareholders' subscription rights pursuant to Section 186 (3) sentence 4 AktG in connection with the exercise, whether on one or more occasions, of bonds with detachable warrants and/or convertible bonds insofar as warrant or conversion rights are granted in respect of new SAP AG shares representing no more than ten percent (10%) of the Company's capital stock as a calculated proportion of the available capital stock - pursuant to this and other authorizations - when subscription rights are excluded for the first time pursuant to Section 186 (3) sentence 4 AktG. In determining whether the ten-percent threshold has been reached, the exclusion of the shareholders' subscription rights pursuant to Section 186 (3) sentence 4 AktG under other authorizations shall also be taken into consideration. Where the Executive Board excludes the shareholders' subscription rights pursuant to Section 186
          (3) sentence 4 AktG in reliance on this authorization, the issue price shall not be materially below the theoretical market value of the bonds with detachable warrants or convertible bonds, as appropriate, determined by applying accepted methods of financial calculation. In this respect, the Executive Board shall obtain the expert opinion of an independent investment bank of good standing if it excludes the shareholders' subscription rights pursuant to Section 186 (3) sentence 4 AktG.

          Where bonds with detachable warrants are issued, there shall be attached to each such bond one warrant or more warrants which entitle the holder, in accordance with the warrant terms and conditions to be determined by the Executive Board, to subscribe for ordinary voting bearer shares in the Company. Subject to the warrant terms and conditions, warrant holders may be entitled, when exercising the warrant right, to have the bonds or the payment obligations related to them offset against the purchase price for the new shares in the Company. Where subscription rights to fractions of new shares arise, it may be provided that these fractions may be added together as provided in the terms and conditions of the bonds to make subscription rights to whole shares. The term of the warrant rights shall not exceed ten years.

          Where convertible bonds are issued, the holders thereof shall be entitled, or, if the terms and conditions of the bonds so provide, obligated, to exchange their bonds for ordinary voting bearer shares in the Company. The rate at which the bonds are exchanged for shares shall be calculated by dividing the nominal amount of one bond by the defined conversion price for one ordinary share of the Company; the rate at which bonds are exchanged for shares may also be the result of dividing the issue price of one bond, where lower than the nominal amount, by the defined conversion price for one new SAP AG ordinary share. Where there is no provision in the terms and conditions of the bonds for subscription rights to fractional shares to be added together to make subscription rights to whole shares, the rate at which bonds are exchanged for shares may be rounded up or down to a whole number; further, there may be a provision for an additional cash contribution.

          The terms and conditions of the bonds with detachable warrants and of the convertible bonds may also provide that the number of new ordinary shares for subscription, or a related right of exchange, upon the exercise of the warrant or conversion rights or upon the fulfillment of the conversion obligation shall be variable and that the subscription price or conversion price may be changed during the term within a range to be determined by the Executive Board depending on the development of the share price or in consequence of any dilution protection provisions.

          The calculated nominal amount of the shares to be subscribed for each bond with detachable warrant shall not exceed ten percent (10%) of the calculated nominal amount of the bond with detachable warrant at the time the bonds with detachable warrants are issued. The calculated nominal amount of the shares to be issued against each convertible bond upon conversion shall not exceed ten percent (10%) of the calculated nominal amount of the convertible bond at the time the convertible bonds are issued.

          The option price or conversion price, as appropriate, to be determined for one new SAP AG share shall either be no less than eighty percent (80%) of the average market price of one SAP AG ordinary share at the final XETRA auction on the Frankfurt Stock Exchange during the ten trading days preceding the day on which the Executive Board resolves to issue the bonds with detachable warrants or convertible bonds, or otherwise no less than eighty percent (80%) of the average market price of the SAP AG preference share at the final XETRA auction on the Frankfurt Stock Exchange during the period in which the subscription rights are traded on the Frankfurt Stock Exchange, not including the last two trading days on which the subscription rights are traded, whether the rate at which bonds are exchanged for shares/the conversion price is variable or not. Such option price or conversion price may be translated into the legal currency of an OECD country by applying the European Central Bank euro currency purchasing price on the last day of the period concerned. The option price or conversion price may also be rounded up or down to a whole euro value or, as appropriate, to a whole value in the translation currency units.
          Section 9 (1) AktG remains unaffected.

     Notwithstanding Section 9 (1) AktG, the option price or conversion price may be reduced on the grounds of a dilution protection provision as set forth in the terms and conditions of the bonds with detachable warrants and the convertible bonds if, during the exercise period or conversion period, the Company increases the capital stock by according exclusive subscription rights to its shareholders or issues further bonds with detachable warrants or convertible bonds or grants or guarantees warrant or conversion rights and does not accord to the holders of existing warrant or conversion rights the subscription rights to which they would be entitled after exercising their existing warrant or conversion rights. The Company may, in this event, at its election implement the reduction in the option price or conversion price by paying an appropriate amount in cash upon the exercise of the warrant or conversion right or by reducing by an appropriate amount any additional cash contribution. A dilution protection provision in the terms and conditions of the bonds with detachable warrants or the convertible bonds may further provide that the holders of the warrants or convertible bonds may also be accorded additional warrant or conversion rights in respect of shares issued from Contingent Capital of the Company or that the rate at which bonds are exchanged for shares is amended applying the reduced option price or conversion price if adequate Contingent Capital is available.

          The terms and conditions of the bonds with detachable warrants and the convertible bonds may also provide that by reason of dilution protection provisions (i) the number of new shares for subscription upon the exercise of the warrant right or conversion of the convertible bond shall be variable and that additional warrant or conversion rights for shares shall be accorded to the holders of the warrants or convertible bonds and that additional shares shall be made available to holders of convertible bonds upon the fulfillment of a conversion obligation, and (ii) the option price or conversion price shall be changed during the term of the warrant or conversion rights.

          Further, the terms and conditions of the bonds with detachable warrants and the convertible bonds may provide for the adjustment of the warrant or conversion rights in the event of a reduction of the capital stock or other extraordinary changes in relation to the corporate structure or capitalization. Whenever dilution occurs, any range for the definition of the option price or conversion price may be re-determined.

          Subject to the consent of the Supervisory Board or, as appropriate, by agreement with the appropriate boards of the affiliates issuing the bonds with detachable warrants or convertible bonds, the Executive Board is authorized to determine the further details of the issue and conditions of the bonds with detachable warrants and the convertible bonds, and in particular the rate of interest, issue price, term and denomination, option or conversion price, dilution protection provisions, exercise or conversion periods, as well as procedures for exchange in respect of rights to exchange and/or duties to exchange or convert.

     b) The Company's capital stock will be subject to a contingent increase of up to euro 25 million by issuing up to 25 million new ordinary voting bearer shares each of which represents euro 1.00 of the capital stock of the Company (Contingent Capital IV).

          The contingent capital increase serves to secure the granting of warrant rights in accordance with the warrant terms and conditions to the holders of warrants attaching to bonds with detachable warrants or, as appropriate, the exchange by holders of convertible bonds of their convertible bonds for new ordinary shares in the Company in accordance with the terms and conditions of the convertible bonds, where those bonds with detachable warrants or convertible bonds are issued pursuant to the authorization as set forth in subsection a) above by no later than May 1, 2006 by the Company or by its fully-owned direct or indirect German or foreign affiliates. The new shares will be issued at the option price or conversion price, as appropriate, determined in accordance with subsection a) above. The contingent capital increase will be effected only if bonds with detachable warrants or convertible bonds are issued and to the extent holders of the bonds with detachable warrants or convertible bonds exercise their warrant rights and conversion rights or the convertible bonds are converted and the Contingent Capital is required to meet the conditions of the bonds with detachable warrants or convertible bonds.

          Subject to the consent of the Supervisory Board, the Executive Board is authorized to determine the further details of the implementation of the contingent capital increase.

     c) Section 4 (9) of the Articles of Association (Capital Stock) is amended to read as follows:

               "The capital stock is subject to a further contingent increase of euro 25 million, divided into up to 25 million ordinary voting bearer shares (Contingent Capital IV). The contingent capital stock increase shall be effected only to the extent that holders of warrants or conversion rights attaching to bonds with detachable warrants or convertible bonds issued or guaranteed by no later than May 1, 2006 by SAP AG or by its fully-owned direct or indirect German or foreign affiliates exercise their warrant or conversion rights or to the extent that holders under a duty to convert convertible bonds issued or guaranteed by no later than May 1, 2006 by SAP AG or by its fully-owned direct or indirect affiliates perform their conversion obligation. The new shares are eligible for dividends as of the beginning of the fiscal year in which they arise through the exercise of warrant rights or the conversion of convertible bonds."

     d) The Executive Board is directed (i) to apply for entry of the resolution adopted with regard to Agenda Item 13 b) and c) in the commercial register only if the annual general meeting of shareholders has adopted a relevant resolution with regard to Agenda Item 7 a) and the ordinary shareholders have adopted a relevant resolution with regard to Agenda Item 8 and the special meeting of the preference shareholders has adopted a relevant resolution with regard to Agenda
          Item 1 of the special meeting of the preference shareholders, in each case with the required majority, pursuant to the resolution proposal of the Executive Board and the Supervisory Board and (ii) to apply for such entry so that the resolution on Agenda Item 7 a) concerning the conversion of the preference shares into ordinary shares as well as the corresponding amendments to the Articles of Association are entered in the commercial register prior to the entry of the resolution on Agenda Item 13.




                                      ***

REPORT OF THE EXECUTIVE BOARD CONCERNING AGENDA ITEM 13

Under Agenda Item 13 of the annual general meeting of shareholders of May 3, 2001, the Executive Board and the Supervisory Board propose that the authorization concerning the issue of bonds with detachable warrants and/or convertible bonds carrying warrant rights or convertible rights, as appropriate, in respect of non-voting preference shares, as resolved by the annual general meeting of shareholders of May 5, 2000, be revoked and that the Executive Board be authorized instead to issue bonds with detachable warrants and/or convertible bonds carrying warrant rights or convertible rights, as appropriate, in respect of ordinary voting shares. Pursuant to Section 221 (4) in connection with Section 186 (4) sentence 2 AktG, the Executive Board submits the following report on the reasons for the exclusion of the shareholders' subscription rights, which report, constituting an integral part of the present invitation, will also be available to the shareholders for inspection at the annual general meeting of shareholders and, as of the day of the convocation of the annual general meeting of shareholders, at the offices of the Company and will be sent to any shareholder upon request:

     1.   EXISTING AUTHORIZATION AND REASONS FOR ITS SUBSTITUTION

     Under Agenda Item 7 a) of the annual general meeting of shareholders of May 3, 2001, the Executive Board and the Supervisory Board propose that the non-voting preference shares be converted into ordinary voting shares. Thus, the existing two different classes of shares will be consolidated and the class of the non-voting preference share will cease to exist. The reasons for the proposed conversion of the preference shares into ordinary shares are set forth in detail in the report of the Executive Board concerning Agenda Items 7 and 8. With a view to the consistent implementation of the proposed conversion of the preference shares into ordinary shares, it is necessary that the issue of preference shares be discontinued. On May 5, 2000, the annual general meeting of shareholders authorized the Executive Board to issue bonds with detachable warrants and/or convertible bonds carrying warrant rights or convertible rights, as appropriate, in respect of non-voting preference shares. Pursuant to the authorization granted by the annual general meeting of shareholders of May 5, 2000, bonds with detachable warrants and/or convertible bonds may also be issued by wholly-owned direct or indirect German or foreign affiliates of SAP AG; with respect to this event, it authorized the Executive Board, subject to the consent of the Supervisory Board, to guarantee the bonds with detachable warrants and/or convertible bonds on behalf of the Company and to directly or indirectly grant to holders of bonds with detachable warrants warrant rights and to holders of convertible bonds conversion rights in respect of new SAP AG non-voting bearer preference shares. With a view to consistently supplementing the conversion of the preference shares into ordinary shares as proposed under Agenda Item 7 a) and preventing the creation of preference shares, it is proposed that the authorization given by the annual general meeting of shareholders of May 5, 2000 be revoked. Since the reasons for said authorization remain valid, it is proposed tha it be replaced by a new authorization concerning the issue of bonds with detachable warrants and/or convertible bonds carrying warrant rights or convertible rights, as appropriate, in respect of ordinary voting shares.

     2. NEW AUTHORIZATION CONCERNING THE ISSUE OF BONDS WITH DETACHABLE WARRANTS AND/OR CONVERTIBLE BONDS

     It is proposed that the Executive Board be authorized to issue bonds with detachable warrants and/or convertible bonds carrying warrant rights or convertible rights, as appropriate, in respect of ordinary voting shares. In accordance with the scope of the authorization granted by the annual general meeting of shareholders of May 5, 2000, it is proposed that bonds with detachable warrants and/or convertible bonds may also be issued by wholly-owned direct or indirect German or foreign affiliates of SAP AG; in this event, the Executive Board is authorized, subject to the consent of the Supervisory Board, to guarantee the bonds with detachable warrants and/or convertible bonds on behalf of the Company and to directly or indirectly grant to holders of bonds with detachable warrants warrant rights and to holders of convertible bonds conversion rights in respect of new SAP AG ordinary voting bearer shares. In the aforementioned cases, the shareholders' subscription rights are again to be excluded.

     The authorization concerning the issue of bonds with detachable warrants and/or convertible bonds aims at increasing the scope of the Company's financing opportunities. The option to attach a conversion obligation to the convertible bonds serves to further increase the flexibility of these financing tools.

     3.   EXCLUSION OF THE SHAREHOLDERS' SUBSCRIPTION RIGHTS

     In connection with the issue of bonds by SAP AG or any wholly-owned direct or indirect German or foreign affiliates of SAP AG, the shareholders are generally to be accorded subscription rights. It is proposed, however, that these subscription rights be excluded first of all in order to safeguard the rights of the holders of existing warrant or conversion rights in respect of shares in SAP AG in terms of reasonable dilution protection. Such dilution protection may be afforded to the holders of warrant or conversion rights either by reducing the option or conversion price or by granting a subscription right. When exercising the respective authorization, the Executive Board will opt for one of these alternative approaches after having reasonably assessed the circumstances as existing at that time. In order not to preclude one of the aforementioned approaches from the outset, it is proposed that the Executive Board be authorized to exclude the shareholders' subscription rights in respect of new shares to the extent necessary in order to grant to the holders of such bonds subscription rights to which they would be entitled after exercising their existing warrant or conversion rights. The equal ranking of holders of the existing warrant or conversion rights and shareholders so brought about will increase the attractiveness of the bonds with warrants and convertible bonds issued and will thus further the Company's interest by creating an attractive financing tool.

     In addition, it is proposed that the Executive Board be authorized, subject to the consent of the Supervisory Board, to exclude the shareholders' subscription rights in respect of such bonds to the extent that the warrant and conversion rights in respect of SAP AG ordinary shares with a calculated proportion of the capital stock of no more than 10% are issued. In determining whether the ten-percent threshold has been reached, the exclusion of the shareholders' subscription rights pursuant to Section 186
     (3) sentence 4 AktG under other authorizations shall also be taken into consideration so that the ten-percent threshold is not exceeded in the aggregate. The determination of said ten-percent threshold is to be based on the available capital stock when subscription rights are excluded for the first time pursuant to Section 186 (3) sentence 4 AktG. The exclusion of the shareholders' subscription rights will enable the Company to finance capital market investments at short notice and to thus ensure favorable financing conditions by way of market-oriented pricing. With regard to the exclusion of the shareholders' subscription rights in connection with the issue of bonds with detachable warrants or convertible bonds, Section 186
     (3) sentence 4 AktG, pursuant to Section 221 (4) sentence 2, applies mutatis mutandis. In determining the ten-percent threshold mentioned above, any exclusion of the shareholders' subscription rights under other authorizations is to be taken into account. Thus, the exclusion of the shareholders' subscription rights may not exceed 10% of the capital stock in the aggregate. In addition, pursuant to Section 186 (3) sentence 4 AktG, the issue price to be determined may not be materially below the market price. For the purpose of stipulating a corresponding condition also in respect of the issue of bonds with detachable warrants or convertible bonds, the authorization provides that the issue price determined may not be materially below the theoretical market value of the bonds with detachale warrants or convertible bonds determined by applying accepted methods of financial calculation. Provided that said issue price is not lower than 3%, and in no event 5%, of the calculated market value as at the time of the issue of convertible bonds and bonds with detachable warrants, the exclusion of the shareholders' subscription rights is permissible pursuant to Section 186 (3) sentence 4 AktG in light of the insignificant deduction. With a view to meeting this requirement also with regard to the issue of such bonds, the Executive Board undertakes to obtain the opinion of an independent investment bank of good standing with regard to any issue in respect of which it intends to exclude the shareholders' subscription rights pursuant to Section 186 (3) sentence 4 AktG, taking into account the shareholders' protection needs with regard to a possible dilution of their equity stakes. Since the authorization provides that the issue price to be determined may not be materially below the calculated market price, the value of the subscription rights would practically equal zero. Hence, the shareholders will suffer no financial prejudice from the exclusion of their subscription rights. Any shareholders intending to maintain their participation ratios in the Company's capital stock have the opportunity to acquire the relevant shares on the liquid market.

     To the extent that the Executive Board does not exercise the aforementioned authorizations concerning the exclusion of the shareholders' subscription rights, a banking syndicate will be instructed to take over the bonds with detachable warrants and convertible bonds and to offer them to the shareholders for subscription. With respect to this event, it is proposed that the Executive Board be authorized, however, to exclude the shareholders' subscription rights in respect of any fractional shares. The exclusion of said subscription rights in respect of fractional shares is required in order to ensure the technical implementation of an issue of own ordinary shares acquired by way of a purchase offer to the shareholders.

     It is proposed that the option price or conversion price, as appropriate, to be determined for one new SAP AG share be either no less than eighty percent (80%) of the average market price of one SAP AG ordinary share at the final XETRA auction on the Frankfurt Stock Exchange during the ten trading days preceding the day on which the Executive Board resolves to issue the bonds with detachable warrants or convertible bonds, or otherwise no less than eighty percent (80%) of the average market price of the SAP AG preference share at the final XETRA auction on the Frankfurt Stock Exchange during the period in which the subscription rights are traded on the Frankfurt Stock Exchange, not including the last two trading days on which the subscription rights are traded, whether the rate at which bonds are exchanged for shares/the conversion price is variable or not. In all other respects, the applicable terms and conditions of the bonds may provide for a variable conversion ratio and the determination of the conversion price within a range to be determined by the Executive Board depending on the development of the share price during the term. This opportunity permits to stipulate terms and conditions of the bonds which are particularly in line with the market conditions.

     In light of the above, the Executive Board and the Supervisory Board consider the exclusion of the shareholders' subscription rights in the aforementioned cases to be legitimate and reasonable for the shareholders.

     4.   CREATION OF A NEW CONTINGENT CAPITAL IV

     For the purpose of securing the warrant and conversion rights or conversion obligations in respect of ordinary voting shares attaching to the bonds with detachable warrants or convertible bonds, a corresponding new Contingent Capital IV is to be created. The existing Contingent Capital IV merely serves to secure the warrant and conversion rights in respect of non-voting preference shares. Therefore, it is proposed under Agenda Item 13 that the existing Contingent Capital IV be cancelled and a corresponding new Contingent Capital IV be created.



Walldorf, March 2001
The Executive Board



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




                                      ***


14.  AUTHORIZATION TO ACQUIRE THE COMPANY'S OWN SHARES

     The general meeting of shareholders of January 18, 2000 authorized the Executive Board to acquire up to 6.25 million preference shares in the Company by June 30, 2001. By virtue of the resolution of the general meeting of shareholders of May 5, 2000, the authorization was amended so as to reflect the capital increase out of retained earnings with a subsequent share split as resolved by the same general meeting of shareholders. In accordance with such amendment, the Executive Board was entitled to acquire up to 18.75 million preference shares. By (March 16, 2001), this authorization has been exercised in respect of 500,000 preference shares in the Company so acquired. The Executive Board will provide the general meeting of shareholders with relevant details in accordance with Section 71
     (3) sentence 1 AktG.

     The Executive Board and the Supervisory Board propose that the following resolution be adopted:

     a) The authorization granted on January 18, 2000 concerning the acquisition of own shares will be cancelled to the extent that it has not yet been exercised, taking effect as of the close of the annual general meeting of shareholders of May 3, 2001 and is replaced by the following authorization concerning the acquisition of the Company's own shares:

          The Executive Board is authorized to acquire up to 30 million preference shares and/or ordinary shares in the Company by no later than October 31, 2002 on the condition that the shares to be purchased by virtue of this authorization, together with any other shares which the Company has already acquired or still holds, do not represent more than 10% of the Company's capital stock. This authorization may be exercised in whole or in part. During the authorization period, the acquisition may be effected in partial tranches at different acquisition dates up to the maximum acquisition volume. The acquisition may also be effected by any dependent Group Company of SAP AG within the meaning of Section 17 AktG or by any third parties on behalf of such dependent Group Company or SAP AG.

     b) The acquisition is subject to the maintenance of the principle of equal treatment (Gleichbehandlungsgrundsatz) within the meaning of
          Section 53a AktG and will be effected on the stock exchange or by way of a public purchase offer to all shareholders.

          - In the event that the acquisition is effected on the stock exchange, the purchase price for the acquisition of one share (exclusive of any ancillary costs) may not exceed, or fall below, the average market price of the share of the relevant class of shares in the Company on the Frankfurt Stock

               Exchange during the preceding five trading days, calculated on the basis of the arithmetic mean of the closing prices quoted in the XETRA trading system (or any successor system) of the Frankfurt Stock Exchange by more than 10%.

          - In the event that the acquisition is effected by way of a public purchase offer to all shareholders, the offering price (exclusive of any ancillary costs) may not exceed, or fall below, the average market price of the share of the relevant class of shares or, if the quotation of the preference share price is discontinued, the average market price of the average market price of the ordinary share of the Company quoted on the Frankfurt Stock Exchange between the ninth and fifth trading day (each inclusive) prior to the launching of the public offer, calculated on the basis of the arithmetic mean of the closing price of the share quoted in the XETRA trading system (or any successor system) of the Frankfurt Stock Exchange on the ninth, eighth, seventh, sixth and fifth trading day prior to the launching of the public offer by no more than 10%.

     c) The Executive Board is authorized, in compliance with the principle of equal treatment within the meaning of Section 53a AktG, to resell the Company's own ordinary shares acquired by virtue of the aforementioned authorization on the stock exchange or to offer them to the shareholders by way of a public offer to all shareholders by maintaining the shareholders' subscription rights. The trading in own shares shall be excluded. The Executive Board may also elect to redeem the shares instead without such redemption or implementation thereof requiring a further resolution of the general meeting of shareholders. Own preference shares may be acquired for redemption purposes only.

          Subject to the consent of the Supervisory Board, the Executive Board may in respect of any own ordinary shares acquired

          aa) grant such shares to any third parties in connection with the acquisition of enterprises or interests therein as consideration for the contribution of enterprises or interests therein;

          bb) sell such shares, other than on the stock exchange or by way of a public purchase offer to all shareholders, provided that the shares are sold against payment in cash at a price which is not substantially below the market price of the Company's ordinary share at the time of the disposal; in this event, the aggregate number of the shares to be sold, together with the new shares issued by excluding the shareholders' subscription rights pursuant to Section 186 (3) sentence 4 AktG, may not exceed 10% of the Company's capital stock as registered at the time of the disposal;

          cc) use such shares for the purpose of servicing conversion rights under any convertible bonds or subscription rights under any stock options issued under the SAP AG 2000 Long Term Incentive Plan by virtue of the



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




               authorization of the general meeting of shareholders of January 18, 2000 and the amending resolution of the annual general meeting of shareholders of May 3, 2001 and to transfer them to the respective beneficiaries of the conversion or subscription rights in accordance with the resolution adopted by the annual general meeting of shareholders of May 3, 2001 with regard to Agenda Item 11; where such shares are to be transferred to beneficiaries who are members of SAP AG's Executive Board, the relevant decision shall be made by the Supervisory Board alone.

          The shareholders' subscription rights are excluded to the extent that the Executive Board uses the shares for the purposes set out in subsections aa), bb) or cc) above. In addition, subject to the consent of the Supervisory Board, the Executive Board may, in the event of a disposal of own shares in connection with a public purchase offer to the Company's shareholders, exclude the shareholders' subscription rights with regard to fractional shares.

          The authorization set out above may be exercised once or several times, in whole or in part and in respect of a specific portion of own shares acquired.

                                      ***

REPORT OF THE EXECUTIVE BOARD CONCERNING AGENDA ITEM 14

Under Agenda Item 14 of the annual general meeting of shareholders of May 3, 2001, the Executive Board and the Supervisory Board propose that the Executive Board be authorized to acquire the Company's own ordinary and preference shares on its behalf and to resell such shares to the extent that they are ordinary shares. Pursuant to Section 186 (4) sentence 2 in connection with Section 71 (1) no. 8 sentence 5 AktG, the Executive Board submits the following report on the reasons for the exclusion of the shareholders' subscription rights in connection with the disposal of the Company's own shares, which report, constituting an integral part of the present invitation, will also be available to the shareholders for inspection at the annual general meeting of shareholders and, as of the day of the convocation of the annual general meeting of shareholders, at the offices of the Company and will be sent to any shareholder upon request:

     The Executive Board and the Supervisory Board propose that the Executive Board be authorized to acquire the Company's own ordinary and preference shares on its behalf. Under such authorization, the Executive Board is to be authorized to acquire up to 30 million shares in the Company by no later than October 31, 2002 and to redeem the Company's own ordinary or preference shares without requiring a further resolution of the annual general meeting of shareholders. To the extent that the Executive Board acquires ordinary shares, it is proposed that the Executive Board be authorized to sell said ordinary shares on the stock exchange or to offer them to the shareholders by way of a public purchase offer by maintaining the shareholders' subscription rights. In respect of the Company's own preference shares acquired by virtue of such authorization, however, it is proposed that the Executive Board be authorized only to redeem such shares, taking into account the proposed restructuring of the Company's capital stock so as to be exclusively divided into ordinary shares. In this respect, any other use shall be excluded. In addition, it is proposed that the Executive Board be authorized, subject to the consent of the Supervisory Board, to use the Company's own preference shares acquired by virtue of such authorization also for purposes in respect of which the shareholders' subscription rights are excluded.

     It is firstly proposed that the Executive Board be authorized, subject to the consent of the Supervisory Board, to transfer the Company's own ordinary shares so acquired to any third party as consideration in connection with the acquisition of any enterprises or interests therein. SAP is an internationally competing company. Thus, the Company must always be in a position to act promptly and flexibly on the international markets in the interest of its shareholders. This also includes the option to acquire any enterprises or interests therein with a view to enhancing the Company's competitive position. In individual cases, the best possible way of implementing this option, in the interest of the shareholders and the Company, may consist in acquiring an enterprise or interest therein by way of granting shares in the acquiring company. Practical experience shows that the shareholders of companies being attractive in terms of an acquisition often request the delivery of voting shares in the acquiring company as consideration for the respective sale. In order to be in a position to acquire these companies as well, SAP AG must have the opportunity to grant own shares by way of consideration. This is to be implemented, firstly, by means of creating Contingent Capital as proposed under Agenda Item 12 of the annual general meeting of shareholders. Secondly, the Company is to be placed in a position to use own ordinary shares acquired as consideration for any contemplated acquisitions. In the event that the shareholders' subscription rights were maintained, the acquisition of enterprises or interests therein in return for the granting of ordinary shares would not be possible, though, and neither the Company nor the shareholders would be able to derive any benefits in this context. The Company is currently not contemplating any specific acquisition in respect of which it intends to avail itself of this opportunity. Should any specific opportunities with regard to the acquisition of an enterprise or interest therein open up, the Executive Board will carefully assess whether it will be reasonable to make use of the authorization concerning the granting of ordinary shares. It will do so only if the acquisition of the relevant enterprise or interest therein against the granting of SAP ordinary shares is in the reasonable interest of the Company. Only if these conditions are met, the Supervisory Board will give its required consent for the use of the Company's ordinary shares for this purpose. The assessment of the ordinary shares in the Company on the one hand and the enterprise to be acquired, or the interest to be acquired therein, on the other hand will be based on an independent goodwill opinion to be issued by an auditing company and/or an international investment bank of good standing. The Executive Board will report on the details in connection with the use of the authorization to the annual general meeting of shareholders following any acquisition against the granting of SAP AG ordinary shares.

     It is further proposed that the Executive Board be authorized to exclude the shareholders' subscription rights in respect of the Company's own ordinary shares representing more than 10% of the Company's capital stock as registered at the time of the disposal of the shares, provided that the shares are sold at a price which is not substantially below the market price of the Company's ordinary share at the time of the disposal. The statutory basis of this exclusion of the shareholders' subscription rights is Section 186 (3) sentence 4 in connection with Section 71 (1) no. 8 AktG. A possible deduction from the applicable market price will presumably not exceed 3%, and in no event 5%, of the market price. The possibility to exclude the shareholders' subscription rights is designed to place the Executive Board and/or Supervisory Board in a position to selectively issue ordinary shares to financial investors in order to ensure, by way of market-oriented pricing, the highest possible disposal amount and thus an optimized strengthening of the equity base. This will allow to obtain, due to the increased flexibility in implementing measures without delay, a higher inflow of funds as compared to a public purchase offer to all shareholders by maintaining the shareholders' subscription rights. The proposed authorization is thus in the interest of the Company and its shareholders. Since the selling price for the Company's own shares to be granted will be geared to the stock exchange price, the interests of the shareholders are adequately attended to. In addition, the shareholders intending to maintain their participation ratios ave the opportunity to acquire the required number of ordinary shares on the stock exchange.

     Furthermore, it is proposed that the Executive Board and, to the extent that any members of the Executive Board are affected, the Supervisory Board be authorized to grant ordinary shares acquired also for the purpose of servicing conversion and subscription rights under the SAP AG 2000 Long Term Incentive Plan and to exclude the shareholders' subscription rights in this regard. The delivery of own shares for the purpose of satisfying these subscription rights instead of using the Contingent Capital will in particular contribute to preventing any dilution effects which might otherwise occur. Hence, the exclusion of the shareholders' subscription rights is also in the interest of the existing shareholders.

     Finally, it is proposed that the Executive Board, subject to the consent of the Supervisory Board, be authorized to exclude the shareholders' subscription rights in respect of fractional shares in the event of a disposal of the Company's own shares by way of a purchase offer to the Company's shareholders. The exclusion of the shareholders' subscription rights in respect of fractional shares is required in order to ensure the technical implementation of the delivery of own ordinary shares acquired by the Company by way of a purchase offer to the shareholders.

     The fractional amounts in respect of ordinary shares excluded from the shareholders' subscription rights will be used either by sale on the stock exchange or in any other suitable manner so as to further the Company's interests.

     In light of the above, the Executive Board and the Supervisory Board consider the exclusion of the shareholders' subscription rights in the aforementioned cases to be legitimate and reasonable for the shareholders.



Walldorf, March 2001
The Executive Board



                                      ***

Holders of PREFERENCE SHARES or ORDINARY SHARES are entitled to participate in the annual general meeting of shareholders, and holders of ORDINARY SHARES ARE ENTITLED TO EXERCISE THEIR VOTING rights, only if they deposit their shares during customary business hours at the Company or at a branch in the Federal Republic of Germany of one of the financial institutions listed below by no later than April 26, 2001 and leave them so deposited until the end of the annual general meeting of shareholders:

     -    DG BANK Deutsche Genossenschaftsbank AG
     -    Deutsche Bank Aktiengesellschaft
     -    Dresdner Bank Aktiengesellschaft
     -    Bayerische Hypound Vereinsbank Aktiengesellschaft
     -    BHF-BANK Aktiengesellschaft
     -    Commerzbank Aktiengesellschaft
     -    GZ-Bank AG

Deposit at one of the institutions listed above is also considered to have been duly effected if, with the consent and on behalf of a depositary institution, the shares are deposited with another financial institution and blocked until the end of the annual general meeting of shareholders.

The shares may also be deposited with a German notary public or a securities clearing and deposit bank. In this case, we ask that a certificate issued by the notary public or the securities clearing and deposit bank be submitted to our Company by no later than April 27, 2001.

The admission tickets issued on the basis of the deposit will serve the holders of ordinary shares as identification for the exercise of their voting rights. HOLDERS OF PREFERENCE SHARES DO NOT HAVE VOTING RIGHTS.



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




Shareholders may appoint a proxy, for example, their deposit bank, a shareholders' association, or a private individual.

It is proposed to transmit the addresses by members of SAP AG's Executive Board via the Internet on the day of the annual general meeting of shareholders and to publish the voting results on the Internet (www.sap.de/investor).

Walldorf, March 23, 2001



SAP Aktiengesellschaft
Systeme, Anwendungen, Produkte
in der Datenverarbeitung


The Executive Board

SAP(R)

AKTIENGESELLSCHAFT

SYSTEME, ANWENDUNGEN, PRODUKTE
IN DER DATENVERARBEITUNG
MIT SITZ IN WALLDORF

Security Identification Number (Wertpapier-Kenn-Nr.):
Preference shares: 716 463




The PREFERENCE SHAREHOLDERS in our Company are hereby invited to attend a

SPECIAL MEETING OF THE PREFERENCE SHAREHOLDERS AT

ROSENGARTEN CONGRESS CENTER, ROSENGARTENPLATZ 2,
68161 MANNHEIM, GERMANY,

ON THURSDAY, MAY 3, 2001

after the fourteenth annual general meeting of shareholders in the Company, BUT NO EARLIER THAN 12:00 HRS.



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




AGENDA

1. APPROVAL OF THE RESOLUTION OF THE FOURTEENTH ANNUAL GENERAL MEETING OF SHAREHOLDERS OF MAY 3, 2001 CONCERNING THE CONVERSION OF THE PREFERENCE SHARES INTO ORDINARY SHARES AND CORRESPONDING AMENDMENTS TO THE ARTICLES OF ASSOCIATION

     The Executive Board and the Supervisory Board propose that the following resolution be adopted:

     The preference shareholders in a special meeting hereby approve, by virtue of a special resolution, the following resolution of the general meeting of the Company of May 3, 2001:

     a) The no-par non-voting preference shares are converted into no-par ordinary voting shares by canceling the preferential rights to profits attaching thereto pursuant to Section 23 (6) of the Articles of Association.

     b) Taking into account the use of Contingent Capital II effected by December 31, 2001, Section 4 (1) of the Articles of Association will be amended to read as follows:

               "The Company's capital stock amounts to euro 314,714,655.00 and is divided into 314,714,655 no-par ordinary shares."

     c) Section 19 (1) (second and third sentences) of the Articles of Association is amended to read as follows:

               "In the event that any preference shares in the Company are issued, such preference shares shall not carry any voting rights, unless otherwise provided by law. To the extent that such preference shares carry voting rights pursuant to applicable law, each preference share shall entitle to one vote."

     d) Section 23 (6) (first sentence) of the Articles of Association is amended to read as follows:

               "In the event that any non-voting preference shares in the Company are issued, the holders of such preference shares shall receive a share of the retained earnings to be distributed that exceeds the dividend paid on ordinary shares by at least 1 euro cent and is equal to no less than 1 euro cent per preference share."


                                      ***

REPORT OF THE EXECUTIVE BOARD TO THE SPECIAL MEETING OF THE PREFERENCE SHAREHOLDERS AND REPORT OF THE EXECUTIVE BOARD TO THE ANNUAL GENERAL MEETING OF SHAREHOLDERS OF SAP AG TAKING PLACE ON MAY 3, 2001 CONCERNING AGENDA ITEM 7 AND AGENDA ITEM 8

Under Agenda Item 7 a) and Agenda Item 8 of the annual general meeting of shareholders of May 3, 2001, the Executive Board and the Supervisory Board propose that the preferential rights to profits attaching to the preference shares be cancelled and the Company's non-voting preference shares be converted into ordinary voting shares. The Executive Board and the Supervisory Board propose that the special meeting of the preference shareholders of May 3, 2001 approve the resolution adopted by the annual general meeting of shareholders in respect of Agenda Item 7 a) by adopting a special resolution. The Executive Board submits the following report for the purpose of substantiating and providing details in respect of the aforementioned resolution proposal, which report, constituting an integral part of the present invitation, will also be available to the shareholders for inspection at the annual general meeting of shareholders and, as of the day of the convocation of the annual general meeting of shareholders, at the offices of the Company and will be sent to any shareholder upon request:

     1. BASIS OF THE RESOLUTION PROPOSAL CONCERNING THE CONVERSION OF THE PREFERENCE SHARES INTO ORDINARY SHARES

     The non-voting preference share increasingly becomes an anachronistic instrument in Germany. Abroad, this type of share is widely unknown and its acceptance on the international capital markets is limited. In Germany, the preference share experiences a downward tendency as well. From a total of more than 400 new issues having taken place in the last five years, only two, according to the information available to the Company, were related to preference shares. On the Neuer Markt segment of the Frankfurt Stock Exchange, preference shares are no longer admitted to trading. In light of the ongoing harmonization of corporate law provisions within the EU, it can be expected that the permissibility of non-voting preference shares will be questioned as well.

     In light of the above, it appears reasonable to standardize the rights attaching to the SAP AG shares and to implement the "one share -- one vote" structural principle dominating on the international capital markets. This will also correspond to the requests repeatedly expressed by the preference shareholders, in particular by shareholders' associations, in the past few years. Both the Company and its shareholders will derive a range of benefits from the conversion of the preference shares into ordinary shares without suffering any material prejudice (see subsection 9. below).

     2.   CURRENT CAPITAL STRUCTURE OF THE COMPANY

     Taking into account the conversion rights under the convertible bonds due 1994/2004 in respect of preference shares in the Company exercised on or before December 31, 2000, the Company's capital stock currently amounts to euro 314,714,655.00. It is divided into 183,000,000 no-par ordinary voting shares and 131,714,655 no-par non-voting preference shares. Each individual ordinary share and each individual preference share represents a calculated proportion of the capital stock of euro 1.00. Accordingly, the ordinary shares represent a calculated proportion of the capital stock in an aggregate amount of euro 183,000,000.00 and the preference shares represent a calculated proportion of the capital stock in an aggregate amount of euro 131,714,655.00. The preference shares carry preferential rights to profits in accordance with Section 23 (6) of the Articles of Association. Pursuant thereto, a dividend from the retained earnings for the year to be appropriated is paid in respect of such preference shares which exceeds the dividend paid on ordinary shares by at least 1 euro cent and is equal to no less than 1 euro cent per preference share. In the event that the retained earnings are not sufficient to pay the preferred amounts in respect of the preference shares in a specific year, such amounts are to be paid subsequently. To the extent that the retained earnings are not sufficient to pay the preferred amounts in respect of the preference shares during two subsequent years and such amounts are not paid subsequently, the preference shares carry a voting right pursuant to Section 140 (2) AktG. The preferential rights to profits attaching to the preference shares are designed to compensate the absence of voting rights; as a rule, only ordinary shareholders are entitled to vote in the annual general meeting of shareholders.

     By virtue of the authorization granted by the annual general meeting of shareholders of June 22, 1994, the Company issued convertible bonds to executives and other employees, which convertible bonds carry conversion rights in respect of non-voting preference shares in the Company. In this connection, conversion rights in respect of 1,032,495 preference shares in the Company have not yet been exercised. For the purpose of securing said conversion rights, a Contingent Capital was created in accordance with
     Section 4 (5) of the Articles of Association (Contingent Capital II).

     In addition, the Company issued convertible bonds and stock options to members of the Executive Board and other executives under the SAP AG 2000 Long Term Incentive Plan (the "LTI PLAN") by virtue of the authorization granted by the extraordinary meeting of shareholders of January 18, 2000, which convertible bonds and stock options carry subscription rights in respect of non-voting preference shares. Taking into account the convertible bonds and stock options issued on or before March 16, 2001, conversion rights in respect of a total of 5,581,959 preference shares are currently outstanding under convertible bonds and subscription rights in respect of a total of 1,794,352 preference shares are currently outstanding under stock options. For the purpose of securing said conversion and subscription rights, an additional Contingent Capital was created pursuant to Section 4 (7) of the Articles of Association (Contingent Capital III).

     Furthermore, the annual general meeting of shareholders of May 5, 2000 authorized the Executive Board to issue, or guarantee, by no later than May 4, 2005 bonds with detachable warrants and convertible bonds carrying conversion rights as well as convertible bonds carrying conversion obligations by SAP AG or its wholly-owned indirect or direct domestic or foreign affiliates, in each case carrying subscription rights in respect of preference shares. For the purpose of securing the subscription rights arising thereunder and the performance of the conversion rights, an additional Contingent Capital was created pursuant to Section 4 (9) of the Articles of Association (Contingent Capital IV). This authorization has not yet been exercised.

     Pursuant to Section 4 (6) of the Articles of Association, the Executive Board is authorized, subject to the consent of the Supervisory Board, to increase the capital stock by no later than May 15, 2003 by a total amount of euro 5,112,918.81 by issuing new non-voting preference shares against contribution in cash (Authorized Capital I). Pursuant to Section 4 (8) of the Articles of Association, the Executive Board is further authorized, subject to the consent of the Supervisory Board, to increase the capital stock by no later than May 1, 2005 by an additional euro 25,000,000.00 by issuing non-voting preference shares (Authorized Capital II), whereby the Executive Board, subject to the consent of the Supervisory Board, may exclude the shareholders' statutory subscription rights. The aforementioned Authorized Capital I and Authorized Capital II have not yet been used.

     3.   NEW CAPITAL AND SHARE STRUCTURE

     After the conversion of the preference shares into ordinary voting shares, the capital stock will continue to amount to euro 314,714,655.00 and be divided into 314,714,655 shares, which shares, however, will be ordinary voting shares only.

     The preferential rights to profits attaching to the preference shares pursuant to Section 23 (6) of the Articles of Association will be cancelled. Provided that the conversion of the preference shares into ordinary shares enters into effect before the end of the fiscal year 2001, the preferential rights to profits will for the last time be taken into account in connection with the appropriation of the retained earnings for the year 2000. In the future, all shares will carry equal dividend rights. As consideration for the cancellation of the preferential rights to profits, each share will entitle to one vote in the annual general meeting of shareholders after the conversion.

     Unless otherwise resolved by the annual general meeting of shareholders, no more non-voting preference shares will be issued. Accordingly, it is proposed under Agenda Item 12 of the annual general meeting of shareholders of May 3, 2001 that Authorized Capital I and Authorized Capital II, authorizing the Executive Board to issue preference shares, be cancelled and replaced by new Authorized Capital for the purpose of issuing ordinary shares. The same applies to any Contingent Capital, which is to be cancelled to the extent that no conversion rights or subscription rights in respect of preference shares held by any third parties have arisen so far. Under Agenda Item 10, it is proposed to cancel Contingent Capital III and under Agenda Item 13, it is proposed to cancel Contingent Capital IV in the aforementioned scope. However, a different regulation applies in respect of any

     Contingent Capital to the extent that such Contingent Capital serves to secure any claims which have already arisen under convertible bonds or any options carrying conversion or subscription rights in respect of preference shares. This applies to the outstanding convertible bonds due 1994/2004 and the convertible bonds and stock options already issued under the LTI Plan. With regard to Section 192 (4) AktG, Contingent Capital II and Contingent Capital III are to be maintained as a precautionary measure to the extent that any third-party rights have already been created. Notwithstanding the above, it is to be presumed that, after the conversion of the preference shares into ordinary shares, the claims of the beneficiaries thereunder will only relate to ordinary shares and that upon the discontinuance of the listing of the preference shares, such beneficiaries will have no legitimate interest in subscribing for preference shares. It is therefore proposed that the Executive Board and, to the extent that any members of the Executive Board are affected, the Supervisory Board be authorized to convert the existing conversion rights and options o the effect that they may in the future be exercised in respect of ordinary shares only, whereby the right to subscribe for one preference share shall be replaced by the right to subscribe for one ordinary share. For the purpose of performing the conversion and subscription rights under the convertible bonds due 1994/2004 and the rights granted under the LTI Plan by delivering ordinary shares instead of preference shares, it is proposed that a new Contingent Capital IIa and a new Contingent Capital IIIa be created and the Executive Board, supplementary to the authorization resolutions of June 22, 1994 (convertible bonds due 1994/2004) and of January 18, 2000 (LTI Plan), be authorized to issue ordinary shares. Agenda Item 9 b) and Agenda Item 10 b) relate to corresponding resolutions. For the purpose of securing the conversion and subscription rights under any convertible bonds and stock options to be issued in the future, a Contingent Capital V (adjusted LTI Plan; for details, please see the report of the Executive Board concerning Agenda Item 11) and a new Contingent Capital IV are to be created (for details, please see the report of the Executive Board concerning Agenda
     Item 13).

     4.   CONVERSION APPROACH

     The conversion of the non-voting preference shares into ordinary voting shares will be implemented by canceling the preferential rights to profits attaching to the preference shares and by amending the Articles of Association accordingly. As a result, the rights attaching to the shares held by the preference shareholders will be adjusted to those attaching to the ordinary shares and the special class of the preference share will cease to exist. Hence, no exchange of shares takes place, but the rights attaching to the shares held by the preference shareholders are subject to alteration by virtue of the consolidation of the classes of shares to the effect that the preferential rights to profits are replaced by the voting rights attaching to the ordinary shares. The pro rata stakes held by the individual shareholders in the Company's capital stock will remain unaffected.

     The conversion of the non-voting preference shares carrying preferential rights to



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     profits into ordinary voting shares is subject to a resolution by the annual general meeting of shareholders to be adopted with a three-thirds majority of the capital stock represented pursuant to Section 21 (1) (second sentence) of the Articles of Association. By way of precaution, the ordinary shareholders will be requested to approve the resolution of the annual general meeting of shareholders pursuant to Section 179 (3) AktG by adopting a special resolution; pursuant to Section 179 (3) AktG in connection with Section 179 (2) sentence 2 AktG in connection with Section 21 (1) (second sentence) of the Articles of Association, the special resolution of the ordinary shareholders requires a two-thirds majority of the ordinary share capital represented. In addition, the resolution on the proposed conversion is subject to the approval of the preference shareholders who are, in a special meeting, to adopt a special resolution requiring a three-quarters majority of the votes cast pursuant to Section 141 (3) sentence 2 AktG. Subject to the required approvals, the resolution on the conversion of the preference shares into ordinary shares will become effective upon its entry in the commercial register.

     The conversion requires an amendment to the provisions concerning the capital stock contained in Section 4 (1) of the Articles of Association as proposed under Agenda Item 7 a) bb). In light of the fact that Contingent Capital II and Contingent Capital III are to be maintained as a precautionary measure (see subsection 3. above), the provisions in Section 19 (1) (second and third sentences) and Section 23 (6) (first sentence) of the Articles of Association concerning the absence of voting rights in respect of the preference shares and the preferential rights to profits attaching to the preference shares are to be maintained with a view to the unlikely event that the Company will be required to issue preference shares.

     5. EFFECTS ON THE STOCK EXCHANGE LISTING; CONVERSION OF THE SECURITIES PORTFOLIO


     Upon the effectiveness of the conversion, the listing of the SAP preference shares will be discontinued. Instead, it is proposed to obtain admission to trading of all "new" ordinary shares originating from the conversion on the stock exchanges of Frankfurt, Berlin and Stuttgart. It is expected that the ordinary shares will also be traded on the OTC markets (Freiverkehr) of other stock exchanges.

     The securities portfolios of the preference shareholders will be converted by the depositary banks. The shareholders are not required to take any measures in this regard and, according to the information made available to the Company from the relevant banks, no separate costs will be incurred by the shareholders in connection with the conversion. The alteration of the rights attaching to the shares will become effective upon the entry of the resolution of the annual general meeting of shareholders on the conversion and the related amendments to the Articles of Association in the commercial register. The determination of the precise date of said entry in the commercial register is beyond the Company's control. It is proposed, however, to determine a time schedule in close agreement with the Frankfurt Stock Exchange on the one hand and the competent commercial register on the other hand in order to ensure that the conversion



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     process will be implemented as smoothly as possible. Any temporary delisting of the SAP shares is to be avoided. Subject to the required approvals to be given on May 3, 2001, it is presently expected that the conversion of the preference shares into ordinary shares will be effected in June 2001. The Company will announce the exact date of the conversion entry in the newspapers authorized to publish the Company's announcements and by official publication.

     6.   TAX EFFECTS

     The Company has requested two renowned German tax law firms independently of each other to assess the tax effects of the proposed conversion of the preference shares into ordinary shares. Both of the legal opinions submitted to the Company come to the conclusion that neither the shareholders nor the Company are to expect any detrimental tax effects. According to said opinions, the tax effects will be as follows:

          a)   In respect of the shareholders

          For the preference shareholders, the conversion of the preference shares into ordinary shares will not give rise to any tax liability. It is extremely doubtful whether the conversion of the preference shares into ordinary shares may constitute a realization act being relevant in terms of tax at all. Such an act is generally deemed to exist, in respect of private assets in terms of tax (steuerliches Privatvermogen), only in the event of a disposal (Verausserung) or an act deemed to be a disposal within the meaning of Section 17 (4) of the German Income Tax Act (Einkommensteuergesetz; "ESTG") or, in respect of corporate assets (Betriebsvermogen), only in the event of a turnover transaction (Umsatzakt) or in the event of the fulfillment of the criteria for substitute realization acts (Ersatzrealisationstat-bestande). A disposal or turnover transaction within this meaning include, in addition to purchase, any exchange deal (Tausch) or act similar to an exchange deal. The conversion of preference shares into ordinary shares, however, does not constitute any transfer (Ubertragungsvorgang) under corporate law or from an economic perspective. In terms of corporate law, only the rights attaching to the shares are subject to alteration. Hence, no exchange of shares within the meaning of a change in respect of ownership takes place. In terms of corporate law, the contemplated measure, in particular, does not constitute a redemption of preference shares and new issue of ordinary shares. From an economic perspective, only a cancellation of the preferential dividend rights by simultaneously acquiring voting rights and hence only a change in respect of the rights attaching to the shares exists. This finding is also supported by the decision of the German Federal Fiscal Court (Bundesfinanzhof; "BFH") of September 24, 1974 (BStBl 1975 II p. 230). Although the BFH held that the conversion of preference shares into ordinary shares is to be considered as an abridged capital reduction process by simultaneously issuing new ordinary shares, it came to the conclusion that no tax liability arises in this regard.

          Since the conversion of preference shares into ordinary shares does not



                                                                              75
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          constitute a disposal and purchase act being relevant in terms of tax, no period of capital gains tax liability (Spekulationsfrist) will be applicable to the shares so converted.

          In the opinion of the Company, the conversion process will not give rise to any tax liability on the part of the ordinary shareholders either.

          In connection with the contemplated measure, the Company contacted the Revenue Authorities (Finanzverwaltung) promptly after the announcement of the proposed conversion. The Revenue Authorities generally agreed with the assessment set out above, however, this opinion does not qualify as binding information. Binding information with regard to the tax effects of the conversion of the preference shares into ordinary shares, taking into account the shareholders' individual tax situation, may be provided only by the competent local tax offices. The Company recommends that the shareholders consult an independent tax advisor in connection with the proposed conversion of the preference shares into ordinary shares with a view to taking into account their individual tax situation.

          b)   In respect of the Company

          According to the information provided by the tax advisors consulted in this regard, the conversion of the preference shares into ordinary shares does not give rise to any tax liability on the part of the Company either. SAP AG's available equity for tax purposes and the deposit account and the corporate income tax reduction and increase potential pursuant to the Transitional Rule on the German Tax Abatement Law (Steuersenkungsgesetz-Ubergangsregelung) will not be affected. In particular, no waiver on the part of SAP AG in respect of any payment by the preference shareholders or ordinary shareholders in connection with the corporate assets may be presumed since a relevant claim is not obvious.

     7.   LESS CONTROL BY THE FOUNDING SHAREHOLDERS

     After the conversion of the preference shares into ordinary shares, the shareholders' consortium set up by the founding shareholders of SAP AG and its associated foundations will no longer have a voting majority in the annual general meeting of shareholders of SAP AG. Meanwhile, Messrs. Dietmar Hopp, Professor Dr. Hasso Plattner and Dr. Klaus Tschira declared that they would not substantially change their equity interests in connection with the conversion of the ordinary shares into preference shares and that they intended to maintain the shareholders' consortium set up by them. In the opinion of the Executive Board and the Supervisory Board, it is in SAP's interest that the consortium of the founding shareholders will continue to have at least a blocking minority in the annual general meeting of shareholders. In light of the above, the Executive Board and the Supervisory Board propose to the annual general meeting of shareholders under 7 b) to amend the provision contained in
     Section 21 (1) of the Articles of Association to the effect that the resolutions of the annual general meeting of shareholders will


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     in the future be subject to the statutory majorities. Thus, it will be ensured that the consortium of the founding shareholders will continue to have a blocking minority in those cases in which applicable law provides for a voting or capital majority of 75% or more. The continued stability of the shareholder structure will thus be ensured, placing SAP in a position to continue to pursue its strategy and to promote the development of the Company in a consistent and focused manner.

     8.   EFFECTS ON THE ADRS TRADED ON THE NEW YORK STOCK EXCHANGE

     The American Depositary Receipts (ADRs) listed on the New York Stock Exchange currently represent preference shares. The applicable ratio is 4:1, i.e. each preference share is represented by four ADRs. In connection with the conversion of the preference shares into ordinary shares, the legal documentation underlying the ADRs will have to be amended. Upon the effectiveness of the conversion, the ADRs will represent ordinary shares, maintaining the ratio specified above. It is proposed to implement the conversion process in respect of the ADRs as smoothly as possible. The conversion will coordinated with the conversion process in Germany. The Company will take reasonable measures to publish information with regard to the conversion process.

     9.   BENEFITS OF THE CONVERSION ACCRUING TO THE COMPANY AND ITS
          SHAREHOLDERS

     The conversion of the preference shares into ordinary shares is in the interest of the Company and its shareholders. It leads to a standardization of the rights attaching to the SAP shares and thus increases the transparency of the capital structure and the implementation of the "one share -- one vote" principle dominating on the international capital markets. Thus, the credibility is increased in particular with regard to institutional investors. The new capital structure emphasizes that SAP AG is guided by the national and international corporate governance standards. This serves to increase the attractiveness of the SAP share. As a result, the opportunities available to the Company in respect of the use of the international capital markets will increase and, in addition, the SAP share will experience an increased acceptance in the event of acquisitions in respect of which the Company makes counter-performance in shares instead of money. This increased acceptance of the SAP share on the grounds of the capital structure will be further promoted due to the fact that the creation of a single class of shares will lead to a higher liquidity of the SAP share in the capital market.

     By way of the conversion into ordinary shares, a lower weighting of the SAP share in the German stock market index (Deutscher Aktienindex; "DAX") and the ensuing negative impact on the share price is prevented. As of the middle of 2002, Deutsche Borse AG intends to consider in the DAX only the free float of the class of shares with the higher liquidity. The SAP share would thus presumably lose 35% to 40% of its DAX weighting, which would lead to an increased disposal of and lower demand for SAP shares by the investors using this index as a benchmark and the SAP share might come under pressure. The conversion serves to ensure that the existing weighting of the SAP share in the DAX will only be insignificantly decreased in connection with the expected re-weighting. The EuroSTOXX Technology and



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     EuroSTOXX 300 already exclusively take into account the class of shares with the higher liquidity. In respect of the EuroSTOXX Technology and EuroSTOXX 300, the SAP share is expected to even experience a slight increase in weighting. Finally, the conversion into ordinary shares serves as a basis for a possible future inclusion in the EuroSTOXX 50. In light of the aforementioned aspects, an increased demand on the part of institutional investors may be expected. Thus, the conversion into ordinary shares and the creation of a class of shares with higher liquidity does not only serve as a preventive measure with a view to the expected pressure on the SAP share price but will also create a short-term and medium-term price increase potential.

     Moreover, the consolidation of the classes of shares leads to a decrease in administrative expenditures and a simplification of the reporting procedures. A specific reporting of profit-per-share figures in respect of ordinary shares and preference shares will no longer be required.

     The benefits accruing to the Company as set out above are not opposed by any material prejudice to the Company. The costs incurred by the Company in connection with the conversion will probably not exceed euro 5 million and accrue on a one-time basis. In the future, however, the conversion will have a cost-reduction effect.

     The benefits accruing to the Company as set out above will be shared by its shareholders. The preference shareholders waive the preferential rights to profits attaching to the preference shares, however, they are granted voting rights instead. It is true that the ordinary shareholders will experience a reduction of their pro rata voting entitlement, however, this reduction will be compensated by an increased relative participation in profits resulting from the cancellation of the preferential rights to profits attaching to the preference shares. Moreover, the consolidation of the classes of shares leads to a higher liquidity of the SAP share to the benefit of all of the shareholders. The ordinary shares which were previously characterized by reduced liquidity, so that they were traded with a material deduction as compared to the preference shares, will benefit therefrom as well.

     In summary, the conversion of the preference shares into ordinary shares obviously is in the interest of the Company and its shareholders. The benefits derived from the harmonization of the capital structure cannot be reached by any other means. Since the conversion does not entail any material prejudice, the Executive Board is of the opinion, and the Supervisory Board shares such opinion, that the reasonableness of the contemplated measure is beyond doubt.

     Thus, the Executive Board, in agreement with the Supervisory Board, recommends that the ordinary shareholders and the preference shares give the required approval to the proposed consolidation of the classes of shares.




Walldorf, March 2001
The Executive Board



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                                      ***

HOLDERS OF PREFERENCE SHARES are ENTITLED TO PARTICIPATE in the SPECIAL MEETING OF THE PREFERENCE SHAREHOLDERS and to EXERCISE THEIR VOTING RIGHTS only if they deposit their shares during customary business hours at the Company or at a branch in the Federal Republic of Germany of one of the financial institutions listed below by no later than April 26, 2001 and leave them so deposited until the end of the special meeting:

     -    DG BANK Deutsche Genossenschaftsbank AG
     -    Deutsche Bank Aktiengesellschaft
     -    Dresdner Bank Aktiengesellschaft
     -    Bayerische Hypo- und Vereinsbank Aktiengesellschaft
     -    BHF-BANK Aktiengesellschaft
     -    Commerzbank Aktiengesellschaft
     -    GZ-Bank AG

Deposit at one of the institutions listed above is also considered to have been duly effected if, with the consent and on behalf of a depositary institution, the shares are deposited with another financial institution and blocked until the end of the special meeting.

The shares may also be deposited with a German notary public or a securities clearing and deposit bank. In this case, we ask that a certificate issued by the notary public or the securities clearing and deposit bank be submitted to our Company by no later than April 27, 2001.

The admission tickets issued on the basis of the deposit will serve the holders of preference shares as identification for the exercise of their voting rights. In accordance with Section 19 (1) (third sentence) of the Articles of Association, each preference share entitles to one vote in the special meeting of the preference shareholders. HOLDERS OF ORDINARY SHARES DO NOT HAVE PARTICIPATION AND VOTING RIGHTS IN THE SPECIAL MEETING OF THE PREFERENCE SHAREHOLDERS.

The preference shareholders may appoint a proxy, for example, their deposit bank, a shareholders' association, or a private individual.



Walldorf, March 23, 2001


SAP Aktiengesellschaft
Systeme, Anwendungen, Produkte
in der Datenverarbeitung



The Executive Board



                                                                              79
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(LOGO)

SAP AG
Neurottstrasse 16
69190 Walldorf
Germany